Filed Pursuant to Rule 424(b)(3)

Registration No. 333-126087

KBS REAL ESTATE INVESTMENT TRUST, INC.

SUPPLEMENT NO. 31 DATED AUGUST 15, 2007

TO THE PROSPECTUS DATED JANUARY 13, 2006

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust, Inc. dated January 13, 2006, as supplemented by supplement no. 28 dated July 3, 2007, supplement no. 29 dated August 1, 2007 and supplement no. 30 dated August 3, 2007. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust, Inc. and, as required by context, KBS Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	the execution of an agreement to acquire two four-story office buildings containing 180,772 rentable square feet in Portland, Oregon;

•	our origination and investment in a senior mortgage loan on a 35-story office building containing 329,217 square feet in Chicago, Illinois;

•	our origination and investment in a senior, secured bridge loan on a retail property containing 294,675 square feet in New Castle, Pennsylvania;

•	information regarding our indebtedness;

•	the declaration of daily distributions and an amendment to our advisory agreement made in connection with the declaration of distributions;

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the three months ended June 30, 2007, filed on August 13, 2007; and

•	our unaudited financial statements and the notes thereto as of and for the three months ended June 30, 2007.

Status of the Offering

We commenced our public offering of 280,000,000 shares of common stock on January 27, 2006. As of August 8, 2007, we had accepted aggregate gross offering proceeds of approximately $569.2 million.

ADP Plaza

We have entered into an agreement to acquire two four-story office buildings containing 180,772 rentable square feet with a four-story parking garage containing 117,614 square feet (the “ADP Plaza”). On July 2, 2007, our advisor entered into a purchase and sale agreement with Antares-A, Inc. On August 7, 2007, our advisor assigned this purchase and sale agreement to our indirect, wholly owned subsidiary for no consideration. Pursuant to the purchase and sale agreement, we would be obligated to purchase the ADP Plaza only after satisfactory completion of agreed upon closing conditions. The seller is not affiliated with us or our advisor.

The purchase price of the ADP Plaza is $33.1 million plus closing costs. We intend to fund the purchase of the ADP Plaza with proceeds from this offering but we may also finance the acquisition in part with proceeds from a loan from an unaffiliated lender.

The ADP Plaza is located on two parcels of land totaling approximately 2.2-acres at 2525 SW First Avenue and 2715 SW Third Avenue in Portland, Oregon. The ADP Plaza was built in 1981 and is 91% leased by Automatic Data Processing (64%) and Oregon Health and Science University (27%). Automatic Data Processing provides computerized transaction processing, data communication and information service. It is one of the largest providers of a broad range of premier, mission-critical, cost-effective transaction processing and information-based business solutions. Oregon Health and Science University is a public academic health center in Oregon that combines state dentistry, medicine, and nursing programs into a single center. The current aggregate annual base rent for the tenants of the ADP Plaza is approximately $3.2 million. As of August 2007, the current weighted-average remaining lease term for the current tenants of the ADP Plaza is approximately 2.8 years.

There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit $350,000 of earnest money.

Loan Origination – 11 South LaSalle

On August 8, 2007, we, through an indirect wholly owned subsidiary, originated a senior mortgage loan of up to $43.3 million on 11 South LaSalle (the “11 South LaSalle Mortgage Loan”), a 35-story office building containing 329,271 square feet located in Chicago, Illinois (the “11 South LaSalle Building”). As of August 8, 2007, $21.6 million of the loan had been funded with $21.7 million remaining to be funded over the term of the loan. The proceeds of the loan are expected to be used by the borrower for payment of existing debt, tenant improvements and commissions and the renovation and repositioning of the 11 South LaSalle Building. The 11 South LaSalle Building is located within the Central Loop area of the Chicago Central Business District.

The 11 South LaSalle Mortgage Loan bears interest at a variable annual rate of 295 basis points over 30-day LIBOR, adjusted on a monthly basis. The maturity date of the 11 South LaSalle Mortgage Loan is September 1, 2010, with one 12-month extension option upon satisfaction of certain conditions, including payment of a nonrefundable extension fee equal to 0.5% of the outstanding principal balance on the loan, satisfaction of the 80% maximum loan-to-value test at the time of extension and, if required, funding of an interest reserve account for the extension period. Payments on the loan prior to maturity are interest-only except as described below. The 11 South LaSalle Mortgage Loan may not be prepaid (in whole or in part) prior to the date of the first anniversary of the loan closing. After the date of the first anniversary of the loan closing and continuing until the date of the second anniversary of the loan closing, the 11 South LaSalle Mortgage Loan may be prepaid in whole (but not in part) upon payment of a spread maintenance premium equal to the product of (i) the total number of days between the payment date on which the prepayment occurs and the date that is the last day of the 24th month after the date of the promissory note divided by 360, (ii) 295 basis points and (iii) $43.3 million. After the second anniversary of the loan closing, prepayment of the 11 South LaSalle Mortgage Loan in whole or in part is permitted without the payment of the spread maintenance premium or other prepayment premium or fee. The 11 South LaSalle Mortgage Loan is secured by the 11 South LaSalle Building, and the Prime Group, Inc. has guaranteed the payment obligations under the loan.

Loan Origination – Lawrence Village

On August 6, 2007, we, through an indirect wholly owned subsidiary, originated an approximately $8.3 million senior, secured bridge loan on Lawrence Village Plaza, a 294,675 square foot retail property in New Castle, Pennsylvania (the “Lawrence Village Plaza Mortgage Loan”). The proceeds of the loan will be used by the borrower for the acquisition of the property, funding for rehabilitation, tenant improvements, lease commissions and other closing costs. The Lawrence Village Plaza Loan is for a term of 36 months and bears interest at a variable annual rate of 250 basis points over 30-day LIBOR, adjusted on a monthly basis.

Indebtedness

As of August 14, 2007, our total long-term notes payable with a maturity of longer than one year was approximately $717.8 million. For more information regarding our indebtedness, see the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” in this supplement.

Declaration of Distributions and Advance from Advisor

On July 17, 2007, our board of directors declared a daily distribution for the period from August 1, 2007 through August 31, 2007, which distribution we expect to pay in September 2007. In addition, on August 7, 2007, our board of directors declared a daily distribution for the period from September 1, 2007 through September 30, 2007, which distribution we expect to pay in October 2007, and a daily distribution for the period from October 1, 2007 through October 31, 2007, which distribution we expect to pay in November 2007. Investors may choose to receive cash distributions or purchase additional shares through our dividend reinvestment plan. The distributions are calculated based on stockholders of record each day during these periods at a rate of $0.0019178 per share per day and equal a daily amount that, if paid each day for a 365-day period, would equal a 7.0% annualized rate based on a purchase price of $10.00 per share.

Generally, our policy is to pay distributions from cash flow from operations. In order that our stockholders could begin earning cash distributions, our advisor, KBS Capital Advisors, has agreed to advance funds to us equal to the amount by which the cumulative amount of distributions declared by our board of directors from January 1, 2006 through the period ending October 31, 2007 exceeds the amount of our funds from operations (as defined by NAREIT) from January 1, 2006 through October 31, 2007. We are only obligated to reimburse the advisor for these expenses if and to the extent that our cumulative funds from operations for the period commencing January 1, 2006 through the date of any such reimbursement exceed the lesser of (i) the cumulative amount of any distributions declared and payable to our stockholders as of the date of such reimbursement or (ii) an amount that is equal to a 7.0% cumulative, non-compounded, annual return on invested capital for our stockholders for the period from July 18, 2006 through the date of such reimbursement. No interest will accrue on the advance being made by the advisor. Through July 31, 2007, our advisor had advanced $1.6 million to us for cash distributions and expenses in excess of revenues, all of which is outstanding.

In addition, our advisor deferred payment of its asset management fee, without interest, for the months of July 2006 through June 2007. As of June 30, 2007, asset management fees deferred by our advisor totaled approximately $1.7 million. Although pursuant to the advisory agreement, the advisor may demand payment of deferred asset management fees at any time, the advisor does not intend to request payment of deferred asset management fees until our cumulative funds from operations for the period commencing January 1, 2006 plus the amount of the advance from the advisor through the date of payment of the deferred asset management fees exceed the lesser of (i) the cumulative amount of any distributions declared and payable to our stockholders as of the date of such reimbursement or (ii) an amount that is equal to a 7.0% cumulative, non-compounded, annual return on invested capital for our stockholders for the period from July 18, 2006 through the date of such payment. In addition, the advisor intends to continue to defer payment of its asset management fee until such time as the cumulative amount of our funds from operations for the period commencing January 1, 2006, plus the amount of the advance from the advisor exceed the cumulative amount of distributions declared and currently payable to our stockholders.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our accompanying consolidated financial statements and the notes thereto contained in this supplement as well as our consolidated financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the three months ended March 31, 2007 and the year ended December 31, 2006 included in supplement no. 28 dated July 3, 2007. This discussion contains forward-looking statements that can be identified with the use of forward-looking terminology such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ from those described in forward-looking statements. For a discussion of the factors that could cause actual results to differ from those anticipated, see “Risk Factors” in the prospectus and “Risk Factors” in supplement no. 28 dated July 3, 2007.

Overview

We are a Maryland corporation that intends to qualify as a real estate investment trust, or REIT, beginning with the taxable year that ended December 31, 2006. On June 23, 2005, we filed a registration statement on Form S-11 (File No. 333-126087) with the SEC to offer a minimum of 250,000 shares and a maximum of 280,000,000 shares of common stock for sale to the public. The SEC declared the registration statement effective on January 13, 2006, and we launched this offering on January 27, 2006. On July 5, 2006, we broke escrow in this offering and then commenced our real estate operations. As of June 30, 2007, we had sold 48,375,186 shares of common stock in this offering for gross offering proceeds of approximately $481.5 million. As of June 30, 2007, we had redeemed 34,020 of the shares sold in this offering pursuant to our share redemption program for approximately $340,000. We are dependent upon the net proceeds from this offering to conduct our proposed operations.

We intend to use the proceeds of this offering to acquire and manage a diverse portfolio of real estate properties and real estate-related investments. We plan to own substantially all of our assets and conduct our operations through our Operating Partnership, of which we are the sole general partner. We have no paid employees. Our advisor, KBS Capital Advisors, conducts our operations and manages our portfolio of real estate investments.

As of June 30, 2007, we owned eight office buildings, one light industrial property, two corporate research buildings, one distribution facility, three mezzanine real estate loans, a partial ownership interest in a fourth mezzanine real estate loan, and a partial ownership interest in a senior mortgage loan. We expect the properties in which we invest will be composed primarily of office, industrial and retail properties located in large metropolitan areas in the United States. In constructing our portfolio, we intend to target approximately 70% core investments, which are generally existing properties with at least 80% occupancy and minimal near-term lease rollover, and approximately 30% real estate-related investments and enhanced-return properties. Though our target portfolio would consist of 30% real estate-related investments and enhanced-return properties, we will not forgo a good investment opportunity because it does not precisely fit our expected portfolio composition. Thus, to the extent that our advisor presents us with good investment opportunities that allow us to meet the REIT requirements under the Internal Revenue Code, our portfolio may consist of a greater percentage of enhanced-return properties and real estate-related investments.

Real estate-related investments and enhanced-return properties are higher-yield and higher-risk investments that our advisor will actively manage. The real estate-related investments in which we may invest include: (i) mortgage loans; (ii) equity securities such as common stocks, preferred stocks and convertible preferred securities of real estate companies; (iii) debt securities such as mortgage-backed securities, commercial mortgages, mortgage loan participations and debt securities issued by other real estate companies; and (iv) certain types of illiquid securities, such as mezzanine loans and bridge loans. While we may invest in any of these real estate-related investments, we expect that the substantial majority of these investments will consist of mezzanine loans, commercial mortgage-backed securities and B-Notes as well as collateralized debt obligations. The enhanced-return properties that we will seek to acquire and reposition include: properties with moderate vacancies or near-term lease rollovers; poorly managed and positioned properties; properties owned by distressed sellers; and built-to-suit properties.

Liquidity and Capital Resources

Since breaking escrow in this offering on July 5, 2006 and then commencing real estate operations with the acquisition of our first real estate investment on July 7, 2006, our principal demand for funds during the short and long-term is and will be for the acquisition of properties, loans and other real estate-related investments, the payment of operating expenses and distributions to stockholders.

Net cash flows from financing activities for the six months ended June 30, 2007 were $380.0 million, consisting primarily of net offering proceeds of $333.9 million (after payment of selling commissions, dealer manager fees and other organization and offering expenses of $34.9 million and redemption of common stock of $0.3 million) and aggregate borrowings related to the purchase of real estate and real estate-related investments of $104.1 million. We repaid $50.2 million of borrowings related to our acquisitions during the six months ended June 30, 2007, bringing our aggregate borrowings related to the purchase of real estate and real estate-related investments to $233.6 million as of June 30, 2007. With capital and borrowings from our financing activities, we invested approximately $17.7 million in marketable securities and approximately $324.7 million in real estate investments during the six months ended June 30, 2007, including acquisition fees and closing costs of $3.5 million. Net cash provided by operating activities was $12.5 million from the operation of our real estate investments and interest income from our investments in real estate loans. At June 30, 2007, we had cash and cash equivalents of $98.8 million available for investment in properties and real estate-related investments and the repayment of debt.

As of June 30, 2007, our liabilities totaled $258.9 million and consisted primarily of long-term notes payable with a maturity of longer than one year of $233.6 million. Long-term notes payable consisted of $233.6 million of fixed-rate, term mortgage loans with a weighted-average interest rate of 5.8752% at June 30, 2007. These financings are described below under “—Contractual Commitments and Contingencies.”

We expect to continue to use debt to acquire properties and other real estate-related investments. Once we have fully invested the proceeds of this offering, we expect our debt financing to be approximately 50% of the cost of our real estate investments (before deducting depreciation or other non-cash reserves) plus the value of our other assets. Our charter limits our borrowings to 75% of the cost (before deducting depreciation or other non-cash reserves) of all our assets; however, we may exceed that limit if a majority of the conflicts committee approves each borrowing in excess of our charter limitation and we disclose such borrowing to our stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. We did not exceed our charter limitation on borrowings during the first or second quarter of 2007. As of June 30, 2007, our borrowings were approximately 42% of the cost (before depreciation or other non-cash reserves) of all of our real estate investments.

We expect to continue to generate capital from this offering and to utilize indebtedness to assist in the funding for and timing of our acquisitions. We are dependent upon the net proceeds from this offering to conduct our operations. We will obtain the capital required to purchase properties and other investments and conduct our operations from the proceeds of this offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our advisor and the dealer manager. During our organization and offering stage, these payments will include payments to the dealer manager for selling commissions and the dealer manager fee and payments to the dealer manager, our advisor and their affiliates for reimbursement of certain organization and offering expenses. However, our advisor has agreed to reimburse us to the extent that selling commissions, the dealer manager fee and other organization and offering expenses incurred by us exceed 15% of our gross offering proceeds. During our acquisition and development stage, we expect to make payments to our advisor in connection with the selection and purchase of real estate investments, the management of our assets and costs incurred by our advisor in providing services to us.

We intend to elect to be taxed as a REIT and to operate as a REIT beginning with our taxable year ended December 31, 2006. To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant. Provided we have sufficient available cash flow, we intend to pay distributions on a monthly basis. We have not established a minimum distribution level.

Contractual Commitments and Contingencies

The following is a summary of our contractual obligations as of June 30, 2007 (in thousands):

		Payments Due During the Years Ending December 31,
Contractual Obligations	Total	Remainder of 2007	2008-2009	2010-2011	Thereafter
Outstanding debt obligations(1)	$233,644	$—	$54	$35,090	$198,500
Purchase Obligations(2)	$124,500	$124,500	$—	$—	$—

(1)

Amounts include principal payments only. We incurred interest expense of $6.4 million during the six months ending June 30, 2007, and expect to incur interest in future periods on outstanding debt obligations based on the rates and terms disclosed below.

(2)

On June 29, 2007, we entered into a purchase and sale agreement to acquire a portfolio of nine distribution and office/warehouse properties located in six states totaling approximately 2.3 million rentable square feet. We purchased that portfolio on July 25, 2007. See “—Subsequent Events.”

Our outstanding debt obligations as of June 30, 2007 were as follows (in thousands):

	Principal	Effective Interest Rate(1)	Fixed/ Variable Interest Rate	Maturity(2)	Percentage of Total Indebtedness
Sabal Pavilion Building — Mortgage Loan	$14,700	6.3800%	Fixed	August 1, 2036	6.29%
Plaza in Clayton — Mortgage Loan	62,200	5.8990%	Fixed	October 6, 2016	26.62%
Southpark Commerce Center II Buildings — Mortgage Loan	18,000	5.6725%	Fixed	December 6, 2016	7.71%
825 University Avenue Building — Mortgage Loan	19,000	5.5910%	Fixed	December 6, 2013	8.13%
Midland Industrial Buildings — Mortgage Loan	24,050	5.7550%	Fixed	January 6, 2011	10.29%
Crescent Green Building — Mortgage Loan	32,400	5.6800%	Fixed	February 1, 2012	13.87%
625 Second Street Building — Mortgage Loan	33,700	5.8500%	Fixed	February 1, 2014	14.42%
Sabal VI Building — Mortgage Loan	11,040	5.9250%	Fixed	October 1, 2011	4.73%
Sabal VI Building — Mezzanine Loan	54	6.8195%	Variable	May 5, 2008	0.02%
The Offices at Kensington — Mortgage Loan	18,500	5.5200%	Fixed	April 1, 2014	7.92%

	$233,644				100.00%

(1)	Represents the effective interest rate as of June 30, 2007.

(2)	Represents initial maturity date; subject to certain conditions, the maturity dates of some loans may be extended.

In addition to the contractual obligations set forth above, at June 30, 2007, we have contingent liability with respect to advances to us from our advisor in the amount of $1.6 million for payment of distributions and to cover expenses, excluding depreciation and amortization, in excess of our revenues. We are only obligated to reimburse the advisor for these advances if and to the extent that our cumulative funds from operations for the period commencing January 1, 2006 through the date of any such reimbursement exceed the lesser of (i) the cumulative amount of any distributions declared and payable to our stockholders as of the date of such reimbursement or (ii) an amount that is equal to a 7.0% cumulative, non-compounded, annual return on invested capital for our stockholders for the period from July 18, 2006 through the date of such reimbursement. No interest will accrue on the advance being made by the advisor. We also have a liability with respect to the deferred payment of asset management fees earned by the advisor of approximately $1.7 million at June 30, 2007. Our advisor has agreed to defer, without interest, the payment of the asset management fees it has earned for the months of July 2006 through June 2007. Although pursuant to the advisory agreement, the advisor may demand payment of accrued but unpaid asset management fees at any time, the advisor does not intend to request payment of accrued but unpaid asset management fees until our cumulative funds from operations for the period commencing January 1, 2006, plus the amount of the advance from the advisor through the date of payment of the accrued but unpaid asset management fees exceed the lesser of (i) the cumulative amount of any distributions declared and payable to our stockholders as of the date of such reimbursement or (ii) an amount that is equal to a 7.0% cumulative, non-compounded, annual return on invested capital for our stockholders for the period from July 18, 2006 through the date of such payment. In addition, the advisor intends to continue to defer payment of its asset management fee until such time as the cumulative amount of our funds from operations for the period commencing January 1, 2006 plus the amount of the advance from the advisor exceed the cumulative amount of distributions declared and currently payable to our stockholders.

Results of Operations

Although the SEC declared the registration statement for this offering effective and we launched this offering in January 2006, we did not break escrow or commence real estate operations until July 2006. Therefore, our results of operations for the three and six months ended June 30, 2006 are not indicative of those expected in future periods nor are they comparable to the three and six months ended June 30, 2007.

During the six months ended June 30, 2007, we acquired seven real estate properties, two mezzanine real estate loans, a participation in a third mezzanine real estate loan, and a partial ownership interest in a senior mortgage loan for an aggregate purchase price of approximately $320.8 million, including closing costs. We funded the acquisition of these investments with a combination of debt and proceeds from this offering. We expect that rental income, tenant reimbursements, depreciation and amortization expense, operating expenses, interest income from real estate loans receivable, asset management fees and net income will each increase in future periods as a result of owning the assets acquired during the three and six months ended June 30, 2007, for an entire period and as a result of anticipated future acquisitions of real estate assets.

Rental income for the three and six months ended June 30, 2007 totaled $8.6 million and $15.3 million, respectively. We acquired four properties during the three months ended March 31, 2007 and three additional properties at the end of the second quarter on June 21, 2007, June 26, 2007, and June 27, 2007. As a result, our financial statements do not reflect a full three and six months of operations for these seven properties. Tenant reimbursements totaled $1.3 million and $2.5 million for the three and six months ended June 30, 2007, respectively. Property operating costs were $1.5 million and $2.8 million for the three and six months ended June 30, 2007, respectively. Depreciation and amortization expense for the three and six months ended June 30, 2007 were $4.7 million and $8.6 million, and real estate and other property-related taxes were $1.2 million and $2.4 million, respectively.

Interest income from real estate loans receivable for the three and six months ended June 30, 2007 were $2.4 million and $3.1 million, respectively. One of the mezzanine real estate loans and the participation in a mezzanine loan were acquired on January 9, 2007 and March 23, 2007, respectively. In addition, we acquired a mezzanine real estate loan and partial ownership interest in a senior mortgage loan on May 3, 2007 and June 28, 2007, respectively. Our operations do not reflect a full three and six months of interest from these investments. Interest income from our investments in the three Tribeca loans was $1.8 million, or 77% of interest income from our real estate loans receivable, and $2.3 million, or 73% of interest income from our real estate loans receivable, for the three and six months ended June 30, 2007, respectively.

Parking revenues and other operating income for the three and six months ended June 30, 2007 were $0.4 million and $0.7 million, respectively, and related primarily to parking revenues from the Plaza in Clayton of $0.3 million and $0.6 million for the three and six months, respectively.

Asset management fees incurred and payable to our advisor with respect to real estate investments totaled $0.8 million and $1.4 million for the three and six months ended June 30, 2007, respectively, the payment of which has been deferred by our advisor without interest. Although pursuant to the advisory agreement the advisor may demand payment of deferred asset management fees at any time, the advisor does not intend to request payment of deferred asset management fees until our cumulative funds from operations for the period commencing January 1, 2006 plus the amount of the advance from the advisor through the date of payment of the deferred asset management fees exceed the lesser of (i) the cumulative amount of any distributions declared and payable to our stockholders as of the date of such reimbursement or (ii) an amount that is equal to a 7.0% cumulative, non-compounded, annual return on invested capital for our stockholders for the period from July 18, 2006 through the date of such payment. In addition, the advisor intends to continue to defer payment of its asset management fee until such time as the cumulative amount of our funds from operations for the period commencing January 1, 2006 plus the amount of the advance from the advisor exceed the cumulative amount of distributions declared and currently payable to our stockholders.

General and administrative expenses for the three and six months ended June 30, 2007 totaled $0.9 million and $1.5 million, respectively. These general and administrative costs consisted primarily of legal, audit and other professional fees. We expect general and administrative costs to increase in the future based on a full year of real estate operations, as well as increased activity as we make real estate investments, but to decrease as a percentage of total revenue.

Interest income for the three and six months ended June 30, 2007 was $1.9 million and $2.3 million, respectively, and related to interest income earned on cash from offering proceeds being held throughout the periods prior to its investment in real estate or real estate-related investments.

We financed the acquisition of our initial nine property investments in part with debt. See above “—Contractual Commitments and Contingencies.” During the three and six months ended June 30, 2007, we incurred interest expense of $3.5 million and $6.9 million, respectively, (including amortization of deferred financing costs) related to our use of this debt. Our interest expense in future periods will vary based on our level of future borrowings, which will depend on the amount of proceeds raised in this offering, the cost of borrowings and the opportunity to acquire real estate assets meeting our investment objectives.

For the three and six months ended June 30, 2007, we had net income of $1.9 million and $0.2 million, respectively, due primarily to rental income from our real estate properties and interest income from our real estate loans receivable.

Our organization and offering costs (other than selling commissions and the dealer manager fee) may be paid by our advisor, the dealer manager and their affiliates on our behalf. These other organization and offering costs include all expenses to be paid by us in connection with this offering, including but not limited to (i) legal, accounting, printing, mailing, and filing fees; (ii) charges of the escrow holder; (iii) reimbursement of the dealer manager for amounts it may pay to reimburse the bona fide diligence expenses of broker-dealers; (iv) reimbursement to the advisor for the salaries of its employees and other costs in connection with preparing supplemental sales materials; (v) the cost of educational conferences held by us (including the travel, meal, and lodging costs of registered representatives of broker-dealers); and (vi) reimbursement to the dealer manager for travel, meals, lodging, and attendance fees incurred by employees of the dealer manager to attend retail seminars conducted by broker-dealers.

Pursuant to the advisory agreement and the dealer manager agreement, we are obligated to reimburse the advisor, the dealer manager or their affiliates, as applicable, for organization and offering costs paid by them on our behalf, provided that the advisor is obligated to reimburse us to the extent selling commissions, the dealer manager fee, and other organization and offering costs incurred by us in this offering exceed 15% of our gross offering proceeds. Our advisor and its affiliates have incurred on our behalf organization and offering costs (excluding selling commissions and the dealer manager fee) of $5.3 million through June 30, 2007. Such costs are only a liability to us to the extent selling commissions, the dealer manager fee and other organization and offering costs do not exceed 15% of the gross proceeds of the offering. From commencement of this offering through June 30, 2007, including shares sold through our dividend reinvestment plan, we had sold 48,375,186 shares for gross offering proceeds of $481.5 million and recorded organization and offering costs of $7.7 million and selling commissions and dealer manager fees of $43.6 million.

Funds from Operations

We believe that funds from operations (“FFO”) is a beneficial indicator of the performance of any equity REIT. Because FFO calculations exclude such factors as depreciation and amortization of real estate assets and gains from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), they facilitate comparisons of operating performance between periods and between other REITs. Our management believes that historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictability over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities. Other REITs may not define FFO in accordance with the current National Association of Real Estate Investment Trusts (“NAREIT”) definition or may interpret the current NAREIT definition differently than we do.

FFO is a non-GAAP financial measure and does not represent net income as defined by GAAP. Net income as defined by GAAP is the most relevant measure in determining our operating performance because FFO includes adjustments that investors may deem subjective, such as adding back expenses such as depreciation and amortization. Accordingly, FFO should not be considered as an alternative to net income as an indicator of our operating performance.

Our calculation of FFO, which we believe is consistent with the calculation of FFO as defined by NAREIT, is presented in the following table for the three and six months ended June 30, 2007 and 2006, respectively (in thousands, except share amounts):

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2007	2006	2007	2006
Net income (loss)	$1,862	$(360)	$229	$(464)
Add:
Depreciation of real estate assets	2,796	—	5,082	—
Amortization of lease-related costs	1,948	—	3,528	—

FFO	$6,606	$(360)	$8,839	$(464)

Weighted-average shares outstanding, basic and diluted	35,481,479	99,950	25,975,536	60,196

Critical Accounting Policies

Below is a discussion of the accounting policies that management considers critical in that they involve significant management judgments and assumptions, require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating our reported financial results. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Real Estate Assets

Depreciation

We have to make subjective assessments as to the useful lives of our depreciable assets. These assessments have a direct impact on our net income, because, if we were to shorten the expected useful lives of our investments in real estate, we would depreciate these investments over fewer years, resulting in more depreciation expense and lower net income on an annual basis throughout the expected useful lives of these investments. We consider the period of future benefit of an asset to determine its appropriate useful life. We anticipate the estimated useful lives of our assets by class to be as follows:

Buildings	25-40 years
Building improvements	10-25 years
Land improvements	20-25 years
Tenant improvements	Shorter of lease term or expected useful life

Real Estate Purchase Price Allocation

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations, we record above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a market period equal to the remaining non-cancelable term of the lease. We amortize any capitalized above-market or below-market lease values as an increase or reduction to rental income over the remaining non-cancelable terms of the respective leases, which range from one month to ten years.

We measure the aggregate value of other intangible assets acquired based on the difference between (i) the property valued with existing in-place leases adjusted to market rental rates and (ii) the property valued as if vacant. Management’s estimates of value are made using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis). Factors considered by management in its analysis include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions and costs to execute similar leases.

We also consider information obtained about each property as a result of our preacquisition due diligence, marketing, and leasing activities in estimating the fair value of the tangible and intangible assets acquired. In estimating carrying costs, management also includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods. Management also estimates costs to execute similar leases including leasing commissions and legal and other related expenses to the extent that such costs have not already been incurred in connection with a new lease origination as part of the transaction.

The total amount of other intangible assets acquired is further allocated to in-place lease values and customer relationship intangible values based on management’s evaluation of the specific characteristics of each tenant’s lease and our overall relationship with that respective tenant. Characteristics considered by management in allocating these values include the nature and extent of our existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant’s credit quality and expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors.

We amortize the value of in-place leases to expense over the initial term of the respective leases. The value of customer relationship intangibles are amortized to expense over the initial term and any renewal periods in the respective leases, but in no event do the amortization periods for the intangible assets exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the in-place lease value and customer relationship intangibles would be charged to expense in that period.

Estimates of the fair values of the tangible and intangible assets require us to estimate market lease rates, property operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property is held for investment. The use of inappropriate estimates would result in an incorrect assessment of our purchase price allocation, which would impact the amount of our net income.

Valuation of Real Estate Assets

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate and related intangible assets may not be recoverable. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets may not be recoverable, we assess the recoverability of the assets by estimating whether we will recover the carrying value of the asset through its undiscounted future cash flows and its eventual disposition. If based on this analysis we do not believe that we will be able to recover the carrying value of the asset, we record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the asset as defined by SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. We did not record any impairment losses during the three or six months ended June 30, 2007. We had no real estate assets as of June 30, 2006.

Projections of future cash flows require us to estimate the expected future operating income and expenses related to an asset as well as market and other trends. The use of inappropriate assumptions in our future cash flows analyses would result in an incorrect assessment of our assets’ future cash flows and fair values and could result in the overstatement of the carrying values of our real estate assets and an overstatement of our net income.

Real Estate Loans Receivable

The real estate loans receivable are recorded at cost and reviewed for potential impairment at each balance sheet date. A loan receivable is considered impaired when it becomes probable, based on current information, that we will be unable to collect all amounts due according to the loan’s contractual terms. The amount of impairment, if any, is measured by comparing the recorded amount of the loan to the present value of the expected cash flows or the fair value of the collateral. If a loan was deemed to be impaired, we would record a reserve for loan losses through a charge to income for any shortfall. Failure to recognize impairment would result in the overstatement of the carrying values of our real estate loans receivable and an overstatement of our net income. We recorded no impairment losses during the three or six months ended June 30, 2007. We had no real estate loans receivable as of June 30, 2006.

Marketable Securities

We classify our investments in marketable securities as available-for-sale since we may sell them prior to their maturity but do not hold them principally for the purpose of making frequent investments and sales with the objective of generating profits on short-term differences in price. These investments are carried at estimated fair value, with unrealized gains and losses reported in accumulated other comprehensive income. Estimated fair values are based on quoted market prices, when available, or on estimates provided by independent pricing sources or dealers who make markets in such securities. Upon the sale of a security, the realized net gain or loss is computed on a specific identification basis.

We monitor our available-for-sale securities for impairments. A loss is recognized when we determine that a decline in the estimated fair value of a security below its amortized cost is other-than-temporary. We consider many factors in determining whether the impairment of a security is deemed to be other-than-temporary, including, but not limited to, the length of time the security has had a decline in estimated fair value below its amortized cost, the amount of the unrealized loss, our intent and ability to hold the security for a period of time sufficient for a recovery in value, recent events specific to the issuer or industry, external credit ratings and recent changes in such ratings.

Unamortized premiums and discounts on securities available-for-sale are recognized in interest income over the contractual life, adjusted for actual prepayments, of the securities using the effective interest method.

Revenue Recognition

We recognize minimum rent, including rental abatements and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related lease and amounts expected to be received in later years are recorded as deferred rent. We record property operating expense reimbursements due from tenants for common area maintenance, real estate taxes and other recoverable costs in the period the related expenses are incurred.

We make estimates of the collectibility of our tenant receivables related to base rents, including straight-line rentals, expense reimbursements and other revenue or income. We specifically analyze accounts receivable and analyze historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, we make estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectibility of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. These estimates have a direct impact on our net income because a higher bad debt reserve results in less net income.

We recognize gains on sales of real estate pursuant to the provisions of SFAS No. 66, Accounting for Sales of Real Estate (“SFAS 66”). The specific timing of a sale is measured against various criteria in SFAS 66 related to the terms of the transaction and any continuing involvement associated with the property. If the criteria for profit recognition under the full-accrual method are not met, we defer gain recognition and account for the continued operations of the property by applying the percentage-of-completion, reduced profit, deposit, installment or cost recovery methods, as appropriate, until the appropriate criteria are met.

Interest income from loans receivable is recognized based on the contractual terms of the debt instrument. Fees related to any buydown of interest rate are deferred as prepaid interest income and amortized over the term of the loan as an adjustment to interest income. Closing costs related to the purchase of the loan receivable are amortized over the term of the loan and accreted as an adjustment against interest income.

Income Taxes

We intend to elect to be taxed as a REIT under the Code and intend to operate as such beginning with our taxable year ending December 31, 2006. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our annual REIT taxable income to our stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, we generally will not be subject to federal income tax on income that we distribute to stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost, unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we intend to organize and operate in such a manner as to qualify for treatment as a REIT.

We elected to treat KBS REIT Holdings, our wholly owned subsidiary, as a taxable REIT subsidiary on July 5, 2006. KBS REIT Holdings is the sole limited partner of the Operating Partnership and owns a 1% ownership interest in the Operating Partnership. On April 30, 2007, we revoked our election to treat KBS REIT Holdings as a taxable REIT subsidiary. As a result, KBS REIT Holdings will be taxed on income allocable to it from the Operating Partnership in respect of its limited partnership interest from the time of its election on July 5, 2006 through April 30, 2007. As of June 30, 2007, we had no material unrecognized tax benefits and no adjustments to liabilities or operations were required.

Subsequent Events

Investments Subsequent to June 30, 2007

Opus National Industrial Portfolio

On July 25, 2007, we purchased, through indirect wholly owned subsidiaries, a portfolio of nine distribution and office/warehouse properties located in six states (the “Opus National Industrial Portfolio”) from unaffiliated sellers. The portfolio consists of properties totaling approximately 2.3 million rentable square feet. The purchase price of the Opus National Industrial Portfolio was $124.5 million plus closing costs. We funded the purchase of the Opus National Industrial Portfolio with proceeds from the bridge loan (described below) and with proceeds from our offering. We may later place mortgage debt on the property.

2200 West Loop South Building

On July 27, 2007, we, through an indirect wholly owned subsidiary, entered into a purchase and sale agreement with an unaffiliated seller to acquire an 11-story office building containing 196,217 rentable square feet with a four-level parking structure located in Houston, Texas (the “2200 West Loop South Building”). Pursuant to the purchase and sale agreement, we would be obligated to purchase the property only after satisfactory completion of agreed upon closing conditions. The purchase price of the 2200 West Loop South Building is $35.1 million plus closing costs. There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit $200,000 of earnest money.

ADP Plaza

On July 2, 2007, our advisor entered into a purchase and sale agreement with an unaffiliated seller to purchase two four-story office buildings containing approximately 180,772 rentable square feet with a four-story parking garage containing 117,614 square feet located in Portland, Oregon (the “ADP Plaza”) for a purchase price of $33.1 million plus closing costs. Our advisor assigned this purchase and sale agreement to us on August 7, 2007 for no consideration. We would be obligated to purchase the ADP Plaza only after satisfactory completion of agreed upon closing conditions. There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit $350,000 of earnest money.

Plano Corporate Center I & II

On July 18, 2007, our advisor entered into a purchase and sale agreement with an unaffiliated seller to purchase two three-story office buildings containing approximately 308,038 rentable square feet located in Plano, Texas (the “Plano Corporate Center I & II”) for a purchase price of $46.3 million, plus closing costs. Our advisor assigned this purchase and sale agreement to us on August 10, 2007 for no consideration. We would be obligated to purchase the Plano Corporate Center I & II only after satisfactory completion of agreed upon closing conditions. There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit $450,000 of earnest money.

National Industrial Portfolio

On August 8, 2007, we, through an indirect wholly owned subsidiary, entered into a joint venture with New Leaf Industrial Partners Fund, L.P. (“New Leaf”), which is not affiliated with us or our advisor. Our capital contribution to the joint venture was approximately $85.5 million in exchange for an 80% membership interest in the joint venture. New Leaf holds a 20% membership interest and is the managing member. The unanimous consent of both ourselves and New Leaf is required with respect to material decisions affecting the joint venture, including the purchase, sale and financing of properties acquired by a subtier entity (the “Property Owner”) indirectly wholly owned by the joint venture, portfolio financing by the Property Owner and its sole member (the “Property Owner Member”), and annual budgets of properties and distributions to the members of the joint venture.

Subject to certain special distributions (“Special Distributions”), distributions are made pro rata in proportion to each member’s membership interest until each member has received a return of its capital and an 8% internal rate of return. Thereafter, distributions are made 36% to New Leaf and 64% to us until we have received an internal rate of return of 10%, at which time distributions are thereafter made 44% to New Leaf and 56% to us. Notwithstanding the foregoing, at such time as New Leaf is no longer the manager in the joint venture, subject to the Special Distributions, distributions are to be made pro-rata in proportion to each member’s membership interest.

On August 8, 2007, the Property Owner acquired a portfolio of 25 institutional-quality industrial properties located in seven states and containing approximately 11.4 million rentable square feet (the “National Industrial Portfolio”). The purchase price of the National Industrial Portfolio was $515.9 million plus closing costs. In connection with the acquisition, the Property Owner obtained $315.0 million of secured financing (the “Mortgage Loan”) from a financial institution and the Property Owner Member obtained $116.0 million of mezzanine financing (the “Mezzanine Loan A”) from the same financial institution. In addition the Property Owner Member obtained an additional $20.0 million of mezzanine financing (the “Mezzanine Loan B” and, together with the Mezzanine Loan A, the “Mezzanine Loans”) from the same financial institution in order to fund future capital expenditures and leasing costs. As of August 8, 2007, no funds had been drawn on the Mezzanine Loan B. The Mortgage Loan is secured by a first priority lien on the National Industrial Portfolio properties. The Mezzanine Loans are secured by a pledge of 100% of the ownership interests in wholly owned subsidiaries of the joint venture that directly or indirectly own the National Industrial Portfolio properties.

The Mortgage Loan bears interest at a floating rate equal to 115 basis points (the “Spread”) over 30-day LIBOR, adjusted on a monthly basis, and matures on August 9, 2009, subject to the Property Owner’s right to extend the maturity date for up to three additional years in accordance with the terms, conditions and fees required under the Mortgage Loan documents. The Mezzanine Loans also bear interest at a floating rate equal to 115 basis points (the “Mezzanine Spread”) over 30-day LIBOR, adjusted on a monthly basis, and mature on August 9, 2009, subject to the Property Owner Member’s right to extend the maturity date for up to three additional years in accordance with the terms, conditions and fees required under the Mezzanine Loan documents. In addition, the lender may increase the Spread or the Mezzanine Spread if it determines, in its sole discretion, that an increase is advisable to ensure the sale, transfer or assignment of the loans or interests in the loans, provided that the weighted average of the Spread (weighted by the principal amount being borrowed under the Mortgage Loan) and the Mezzanine Spread (weighted by the principal amount being borrowed under the Mezzanine Loan A and Mezzanine Loan B) may not exceed 125 basis points.

Interest on the Mortgage Loan and Mezzanine Loans is payable monthly, with the principal due at maturity. The Property Owner and Property Owner Member may prepay the Mortgage Loan and the Mezzanine Loans together, pro rata, with (i) a prepayment premium equal to (a) if the prepayment occurs on or prior to August 15, 2008, 0.5% of the principal amount being prepaid, (b) if the prepayment occurs after August 15, 2008 and on or prior to February 15, 2009, 0.25% of the principal amount being prepaid and (c) if the prepayment occurs after February 15, 2009, 0% of the principal amount being prepaid and (ii) a spread premium equal to the present value of the interest that would have been payable if there were no prepayment, assuming an interest rate equal to the Spread or Mezzanine Spread, as applicable, discounted at 30-day LIBOR as of the date of the prepayment; provided, however, no prepayment premium or spread premium will be due in connection with prepayments of the first $63,000,000 of the Mortgage Loan or $27,200,000 of the Mezzanine Loans, regardless of when such prepayments are made.

Loan Originations Subsequent to June 30, 2007

200 Professional Drive

On July 31, 2007, we originated, through an indirect wholly owned subsidiary, a senior, secured bridge loan of up to $10.5 million on 200 Professional Drive, a 60,528 square foot office property in Gaithersburg, Maryland (the “200 Professional Drive Mortgage Loan”). As of July 31, 2007, $7.4 million of the loan had been funded, and the remaining $3.1 million will be funded over the term of the loan. The proceeds of the loan are expected to be used by the borrower to repay current mortgages, provide for tenant improvements and leasing commissions and to provide funds for renovation. The 200 Professional Drive Loan is for a term of 24 months with one 12-month extension option and bears interest at a variable annual rate of 300 basis points over 30-day LIBOR, adjusted on a monthly basis.

Lawrence Village Plaza

On August 6, 2007, we, through an indirect wholly owned subsidiary, originated an approximately $8.3 million senior, secured bridge loan on Lawrence Village Plaza, a 294,675 square foot retail property in New Castle, Pennsylvania (the “Lawrence Village Plaza Mortgage Loan”). The proceeds of the loan will be used by the borrower for the acquisition of the property, funding for rehabilitation, tenant improvements, lease commissions and other closing costs. The Lawrence Village Plaza Loan is for a term of 36 months and bears interest at a variable annual rate of 250 basis points over 30-day LIBOR, adjusted on a monthly basis.

11 South LaSalle Loan Origination

On August 8, 2007, we originated, through an indirect wholly owned subsidiary, a senior mortgage loan of up to $43.3 million on 11 South LaSalle (the “11 South LaSalle Mortgage Loan”), a 329,271 square foot office building located in Chicago, Illinois. As of August 8, 2007, $21.6 million of the loan had been funded and the remaining $21.7 million will be funded over the term of the loan. The proceeds of the loan are expected to be used by the borrower for the renovation and repositioning of the 11 South LaSalle Building. The 11 South LaSalle Mortgage Loan is for a term of 36 months and bears interest at a variable annual rate of 295 basis points over 30-day LIBOR, adjusted on a monthly basis.

Debt Incurred Subsequent to June 30, 2007

Bridgeway Technology Center Financing

On July 20, 2007, we completed, through an indirect wholly owned subsidiary, the secured financing of two single-story office/research and development buildings containing approximately 187,268 rentable square feet located in Newark, California (the “Bridgeway Technology Center”). We acquired the Bridgeway Technology Center on June 27, 2007. We obtained six-year financing in the amount of approximately $26.8 million at a fixed interest rate of 6.07% per annum from a financial institution. The loan matures on August 1, 2013. The loan is secured by Bridgeway Technology Center.

Sabal VI Building Financing

On July 23, 2007, we completed, through an indirect wholly owned subsidiary, the funding of the mezzanine financing on a two-story office building containing approximately 96,346 rentable square feet located in Tampa, Florida (the “Sabal VI Building”). We acquired the Sabal VI Building on March 5, 2007. We obtained a one-year mezzanine loan in the amount of approximately $3.0 million that matures on May 5, 2008. The loan bears interest at a variable rate. The interest rate for the first full eight months is 30-day LIBOR plus 150 basis points and 30-day LIBOR plus 250 basis points thereafter. Monthly installments related to the loan are interest-only and the entire principal amount is due on the maturity date, assuming no prior principal prepayments.

Repurchase Agreement Financing

On July 24, 2007, we entered into a repurchase agreement with a financial institution. Under this agreement, we sold our marketable securities totaling $17.7 million to the financial institution and obtained $13.3 million of financing in return. We agreed to repurchase the marketable securities on January 23, 2008. The financial institution purchased the marketable securities, which were financed under the repurchase agreement at a percentage of their value on the date of origination of the repurchase agreement, which is the purchase rate. We will pay interest to the financial institution at one-month LIBOR plus 85 basis points. For financial reporting purposes, we characterize all of the borrowing under the repurchase agreement as balance sheet financing.

Bridge Loan Financing

On July 24, 2007, KBS Limited Partnership, our operating partnership, entered into a $76.4 million unsecured, short-term bridge loan agreement (the “Bridge Loan”) with a financial institution. The Bridge Loan has a maturity date of October 24, 2007. Pursuant to the Bridge Loan agreement, KBS Limited Partnership borrowed $76.4 million at a fixed rate of 125 basis points over LIBOR (or 6.57% for the first 30 days of the term). KBS Limited Partnership may prepay the principal of the loan (a) immediately after such 30-day period without prepayment penalty or (b) prior to the end of such 30-day period with a prepayment penalty equal to the present value (using a discount rate of LIBOR as of the prepayment date) of (i) the amount of interest that would have accrued for the remainder of the 30-day period at an interest rate equal to the fixed rate in effect, less (ii) the amount of interest that would have accrued for the remainder of the 30-day period at an interest rate equal to LIBOR as of the prepayment date. If the Operating Partnership does not prepay the principal of the loan immediately after such 30-day period or before, it may continue to borrow at the terms described above for another one- or two-month period, with the fixed rate reset to 125 basis points over LIBOR then in effect. Alternatively, the Operating Partnership may continue to borrow at a variable rate equal to the Prime Rate established from time to time by the lender; principal borrowed at such variable rate may be prepaid at any time without penalty. The Bridge Loan only requires interest-only payments during the term of the loan. The purpose of the Bridge Loan is to provide interim acquisition funding. KBS Real Estate Investment Trust, Inc. guaranteed the Bridge Loan.

Royal Ridge Building Financing

On August 10, 2007, we completed, through an indirect wholly owned subsidiary, the secured financing of the Royal Ridge Building. We obtained six-year financing in the amount of approximately $21.7 million at a fixed interest rate of 5.96% per annum from a financial institution. The loan matures on September 1, 2013.

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	June 30, 2007	December 31, 2006
	(unaudited)
Assets
Real estate:
Land	$53,961	$18,344
Buildings and improvements, less accumulated depreciation of $6,524 and $1,441 as of June 30, 2007 and December 31, 2006, respectively	367,289	178,136
Tenant origination and absorption costs, less accumulated amortization of $4,624 and $1,097 as of June 30, 2007 and December 31, 2006, respectively	31,337	17,648

Total real estate, net	452,587	214,128
Real estate loans receivable	93,255	13,798

Total real estate investments, net	545,842	227,926
Cash and cash equivalents	98,827	48,754
Marketable securities	17,680	—
Rents and other receivables	2,425	752
Above-market leases, net of accumulated amortization of $454 and $66 as of June 30, 2007 and December 31, 2006, respectively	7,858	3,141
Deferred financing costs, prepaid and other assets	3,711	2,642

Total assets	$676,343	$283,215

Liabilities and stockholders’ equity
Notes payable	$233,644	$179,750
Accounts payable and accrued liabilities	5,302	1,839
Due to affiliates	4,980	1,404
Distributions payable	2,551	582
Below-market leases, net of accumulated amortization of $1,116 and $258 as of June 30, 2007 and December 31, 2006, respectively	11,102	4,994
Other liabilities	1,317	621

Total liabilities	258,896	189,190

Commitments and contingencies (Note 14)
Redeemable common stock	3,725	369
Stockholders’ equity:
Preferred stock, $.01 par value; 10,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $.01 par value; 1,000,000,000 shares authorized, 48,361,166 and 11,309,222 shares issued and outstanding as of June 30, 2007 and December 31, 2006, respectively	483	113
Additional paid-in capital	425,882	97,400
Cumulative distributions and net losses	(12,643)	(3,857)

Total stockholders’ equity	413,722	93,656

Total liabilities and stockholders’ equity	$676,343	$283,215

See accompanying notes.

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

(in thousands, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Revenues:
Rental income	$8,616	$—	$15,251	$—
Tenant reimbursements	1,257	—	2,518	—
Interest income from real estate loans receivable	2,396	—	3,143	—
Parking revenues and other operating income	398	—	738	—

Total revenues	12,667	—	21,650	—

Operating expenses:
Operating, maintenance, and management	1,526	—	2,797	—
Real estate and other property-related taxes	1,240	—	2,442	—
Asset management fees to affiliate	794	—	1,366	—
General and administrative expenses	911	360	1,546	464
Depreciation and amortization	4,744	—	8,610	—

Total operating expenses	9,215	360	16,761	464

Operating income (loss)	3,452	(360)	4,889	(464)

Other income (expenses):
Interest expense	(3,457)	—	(6,910)	—
Interest income	1,867	—	2,250	—

Total other income (expenses), net	(1,590)	—	(4,660)	—

Net income (loss)	$1,862	$(360)	$229	$(464)

Income (loss) per common share, basic and diluted	$0.05	$(3.60)	$0.01	$(7.71)

Weighted-average number of common shares outstanding, basic and diluted	35,481,479	99,950	25,975,536	60,196

Distributions declared per common share	$0.17	$—	$0.35	$—

See accompanying notes.

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the Year Ended December 31, 2006 and Six Months Ended June 30, 2007

(unaudited)

(dollar amounts in thousands)

	Common Stock		Additional Paid-in Capital	Distributions and Cumulative Net Losses	Total Stockholders’ Equity
	Shares	Amount
Balance, December 31, 2005	20,000	$1	$199	$—	$200
Issuance of common stock	11,289,222	112	112,318	—	112,430
Redeemable common stock	—	—	(369)	—	(369)
Distributions declared	—	—	—	(1,286)	(1,286)
Commissions and dealer-manager fees	—	—	(10,241)	—	(10,241)
Other offering costs	—	—	(4,507)	—	(4,507)
Net loss	—	—	—	(2,571)	(2,571)

Balance, December 31, 2006	11,309,222	113	97,400	(3,857)	93,656
Issuance of common stock	37,085,964	371	368,731	—	369,102
Redemptions of common stock	(34,020)	(1)	(339)	—	(340)
Redeemable common stock	—	—	(3,356)	—	(3,356)
Distributions declared	—	—	—	(9,015)	(9,015)
Commissions and dealer-manager fees	—	—	(33,405)	—	(33,405)
Other offering costs	—	—	(3,149)	—	(3,149)
Net income	—	—	—	229	229

Balance, June 30, 2007	48,361,166	$483	$425,882	$(12,643)	$413,722

See accompanying notes.

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

(in thousands)

	Six Months Ended June 30, 2007	Six Months Ended June 30, 2006
Cash Flows from Operating Activities:
Net income (loss)	$229	$(464)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Deferred rent	(470)	—
Depreciation and amortization	8,610	—
Amortization of deferred financing costs	464	—
Amortization of above- and below-market leases, net	(470)	—
Changes in operating assets and liabilities:
Rents and other receivables	(1,203)	—
Deferred financing costs, prepaid and other assets	(225)	(130)
Accounts payable and accrued liabilities	3,463	373
Due to affiliate	1,366	218
Other liabilities	696	—

Net cash provided by operating activities	12,460	(3)

Cash Flows from Investing Activities:
Acquisitions of real estate	(244,892)	—
Additions to real estate	(316)	—
Investments in real estate loans receivable	(77,759)	—
Advances on real estate loans receivable	(1,698)	—
Investments in marketable securities	(17,680)	—

Net cash used in investing activities	(342,345)	—

Cash Flows from Financing Activities:
Proceeds from notes payable	104,094	—
Payments on notes payable	(50,200)	—
Advances from affiliates	565	—
Payments of deferred financing costs	(1,308)	—
Proceeds from issuance of common stock	369,102	—
Redemptions of common stock	(340)	—
Payments of commissions on stock sales and related dealer manager fees	(32,776)	—
Payments of other offering costs	(2,133)	—
Common stock issuable upon breaking of escrow	—	5,401
Restricted cash	—	(5,401)
Distributions paid	(7,046)	—

Net cash provided by financing activities	379,958	—

Net increase (decrease) in cash and cash equivalents	50,073	(3)
Cash and cash equivalents, beginning of period	48,754	200

Cash and cash equivalents, end of period	$98,827	$197

Supplemental Disclosure of Cash Flow Information:
Interest paid	$6,097	$—

Supplemental Disclosure of Non-Cash Transactions:
Commissions on stock sales and related dealer manager fees due to affiliates	$629	$503

Other offering costs due to affiliates	$1,016	$288

Distributions payable	$2,551	$—

Above-market leases from purchases of real estate	$5,105	$—

Below-market leases from purchases of real estate	$6,966	$—

See accompanying notes

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2007

(unaudited)

1. ORGANIZATION

KBS Realty Corporation was formed on June 13, 2005 as a Maryland corporation that intends to qualify as a real estate investment trust (“REIT”) beginning with the taxable year that ended December 31, 2006. On June 15, 2005, KBS Realty Corporation and KBS Real Estate Investment Trust, Inc., a Maryland corporation (“KBS REIT”), filed Articles of Merger (the “Articles of Merger”) with the State of Maryland. Pursuant to the Articles of Merger, KBS REIT was merged into KBS Realty Corporation with KBS Realty Corporation surviving the merger, and KBS Realty Corporation’s name was changed to KBS Real Estate Investment Trust, Inc. (the “Company”).

Prior to the merger, KBS Capital Advisors LLC (the “Advisor”) owned 20,000 shares of common stock of KBS REIT, which were all of the outstanding shares of KBS REIT. Pursuant to the Articles of Merger, the Advisor’s 20,000 shares in KBS REIT were converted on a one-for-one basis into shares of common stock of the Company. As of June 30, 2007, the Advisor owned 20,000 shares of the Company’s common stock.

As a result of the merger, the Company succeeded, without other transfer, to all of the rights and assets of KBS REIT. The Company also became subject to all of the debts and liabilities of KBS REIT in the same manner as if the Company itself had incurred those debts and liabilities. As of June 15, 2005, the effective date of the merger, the Company directly owned all of the interests in KBS REIT Holdings LLC, a Delaware limited liability company (“KBS REIT Holdings”). Also as of June 15, 2005, the Company became the sole general partner of and directly owned a 0.1% partnership interest in KBS Limited Partnership, a Delaware limited partnership (the “Operating Partnership”). KBS REIT Holdings owned the remaining 99.9% partnership interest in the Operating Partnership and was the sole limited partner of the Operating Partnership.

In connection with securing financing for a property acquisition, on June 29, 2006, KBS REIT Holdings transferred the majority of its partnership interests in the Operating Partnership to the Company. As a result of the transfer, KBS REIT Holdings retained a 1% partnership interest in the Operating Partnership and remained the sole limited partner of the Operating Partnership, and the Company, as sole general partner, became the direct owner of the remaining 99% partnership interest in the Operating Partnership. On July 5, 2006, the Company elected to treat KBS REIT Holdings as a taxable REIT subsidiary. On April 30, 2007, the Company revoked its election to treat KBS REIT Holdings as a taxable REIT subsidiary. The Company anticipates that it will conduct substantially all of its operations through the Operating Partnership.

The Company invests in a diverse portfolio of real estate assets. The primary types of properties the Company invests in include office, industrial, and retail properties located throughout the United States. All such real estate assets may be acquired directly by the Company or the Operating Partnership, though the Company may invest in other entities that make similar investments. The Company also invests in mezzanine loans and mortgage loans and intends to make investments in other real estate-related assets, including mortgage-backed securities and other structured finance investments. As of June 30, 2007, the Company owned eight office buildings, one light industrial property, two corporate research buildings, one distribution facility, three mezzanine real estate loans, a partial ownership interest in a fourth mezzanine real estate loan, and a partial ownership interest in a senior mortgage loan. See Note 3, “Real Estate,” and Note 5, “Real Estate Loans Receivable.”

Subject to certain restrictions and limitations, the business of the Company is managed by the Advisor pursuant to an Advisory Agreement with the Company (the “Advisory Agreement”) in effect through November 8, 2007. The Advisory Agreement may be renewed for an unlimited number of one-year periods upon the mutual consent of the Advisor and the Company. Either party may terminate the Advisory Agreement upon 60 days written notice.

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2007

(unaudited)

On June 23, 2005, the Company filed a registration statement on Form S-11 with the Securities and Exchange Commission (the “SEC”) to offer a minimum of 250,000 shares (the “Minimum Number of Shares”) and a maximum of 280,000,000 shares of common stock for sale to the public (the “Offering”), of which 80,000,000 shares would be offered pursuant to the Company’s dividend reinvestment plan. The SEC declared the Company’s registration statement effective on January 13, 2006, and the Company launched the Offering on January 27, 2006, upon retaining KBS Capital Markets Group LLC (the “Dealer Manager”), an affiliate of the Advisor, to serve as the dealer manager of the Offering. The Dealer Manager is responsible for marketing the Company’s shares in the Offering. The Company intends to use substantially all of the net proceeds from the Offering to invest in a diverse portfolio of real estate assets as described above. From commencement of the Offering through June 30, 2007, including shares sold through the Company’s dividend reinvestment plan, the Company had sold 48,375,186 shares in the Offering for gross offering proceeds of $481.5 million. As of June 30, 2007, the Company had redeemed 34,020 of the shares sold in the Offering pursuant to its share redemption program for approximately $340,000.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company, KBS REIT Holdings, the Operating Partnership and all of its wholly owned subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation. The financial statements of the Company’s subsidiaries are prepared using accounting policies consistent with those of the Company. The consolidated financial statements are prepared in accordance with the rules and regulations of the SEC, including the instructions to Form 10-Q and Article 10 of Regulation S-X. Certain information and footnote disclosures required by U.S. generally accepted accounting principles (“GAAP”) for complete financial statements have been condensed or omitted; although, management believes the disclosures are adequate to make the information presented not misleading. In the opinion of management, the consolidated financial statements for the unaudited interim periods presented include all adjustments (which are of a normal recurring nature) considered necessary to fairly present the results for those periods. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto as of and for the year ended December 31, 2006 included in the Company’s Annual Report on Form 10-K.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.

Real Estate Assets

Depreciation

Real estate costs related to the acquisition, development, construction, and improvement of properties are capitalized. Repair and maintenance costs are charged to expense as incurred and significant replacements and betterments are capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. The Company considers the period of future benefit of an asset to determine its appropriate useful life. The Company anticipates the estimated useful lives of its assets by class to be generally as follows:

Buildings	25-40 years
Building improvements	10-25 years
Land improvements	20-25 years
Tenant improvements	Shorter of lease term or expected useful life

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2007

(unaudited)

Real Estate Purchase Price Allocation

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations, the Company records above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a market period equal to the remaining non-cancelable term of the lease. The Company amortizes any capitalized above-market or below-market lease values as an increase or reduction to rental income over the remaining non-cancelable terms of the respective leases, which range from one month to nine years.

The Company measures the aggregate value of other intangible assets acquired based on the difference between (i) the property valued with existing in-place leases adjusted to market rental rates and (ii) the property valued as if vacant. Management’s estimates of value are made using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis). Factors considered by management in its analysis include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions and costs to execute similar leases.

The Company also considers information obtained about each property as a result of its preacquisition due diligence, marketing, and leasing activities in estimating the fair value of the tangible and intangible assets acquired. In estimating carrying costs, management also includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods. Management also estimates costs to execute similar leases including leasing commissions and legal and other related expenses to the extent that such costs have not already been incurred in connection with a new lease origination as part of the transaction.

The total amount of other intangible assets acquired is further allocated to in-place lease values and customer relationship intangible values based on management’s evaluation of the specific characteristics of each tenant’s lease and the Company’s overall relationship with that respective tenant. Characteristics considered by management in allocating these values include the nature and extent of the Company’s existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant’s credit quality, and expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors.

The Company amortizes the value of in-place leases to expense over the initial term of the respective leases, which range from one month to ten years. The value of customer relationship intangibles are amortized to expense over the initial term and any renewal periods in the respective leases, but in no event do the amortization periods for the intangible assets exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the in-place lease value and customer relationship intangibles would be charged to expense in that period.

Impairment of Real Estate Assets

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate and related intangible assets may not be recoverable. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets may not be recoverable, the Company assesses the recoverability of the assets by estimating whether the Company will recover the carrying value of the asset through its undiscounted future cash flows and its eventual disposition. If based on this analysis the Company does not believe that it will be able to recover the carrying value of the asset, the Company records an impairment loss to the extent that the carrying value exceeds the estimated fair value of the asset as defined by SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. There were no impairment losses recorded by the Company during the six months ended June 30, 2007.

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2007

(unaudited)

Real Estate Loans Receivable

The real estate loans receivable are recorded at cost and reviewed for potential impairment at each balance sheet date. A loan receivable is considered impaired when it becomes probable, based on current information, that the Company will be unable to collect all amounts due according to the loan’s contractual terms. The amount of impairment, if any, is measured by comparing the recorded amount of the loan receivable to the present value of the expected cash flows or the fair value of the collateral. If a loan was deemed to be impaired, the Company would record a reserve for loan losses through a charge to income for any shortfall. There were no impairment losses on real estate loans receivable recorded by the Company during the six months ended June 30, 2007.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments utilized as part of the Company’s cash-management activities to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value. The Company’s account balance exceeds federally insurable limits as of June 30, 2007. The Company mitigates this risk by depositing funds with a major financial institution. There are no restrictions on the use of the Company’s cash as of June 30, 2007.

Marketable Securities

The Company classifies its investments in marketable securities as available-for-sale since the Company may sell them prior to their maturity but does not hold them principally for the purpose of making frequent investments and sales with the objective of generating profits on short-term differences in price. These investments are carried at estimated fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss). Estimated fair values are based on quoted market prices, when available, or on estimates provided by independent pricing sources or dealers who make markets in such securities. Upon the sale of a security, the realized net gain or loss is computed on a specific identification basis.

The Company monitors its available-for-sale securities for impairments. A loss is recognized when the Company determines that a decline in the estimated fair value of a security below its amortized cost is other-than-temporary. The Company considers many factors in determining whether the impairment of a security is deemed to be other-than-temporary, including, but not limited to, the length of time the security has had a decline in estimated fair value below its amortized cost, the amount of the unrealized loss, the intent and ability of the Company to hold the security for a period of time sufficient for a recovery in value, recent events specific to the issuer or industry, external credit ratings and recent changes in such ratings.

Unamortized premiums and discounts on securities available-for-sale are recognized in interest income over the contractual life, adjusted for actual prepayments, of the securities using the effective interest method.

Rents and Other Receivables

The Company periodically evaluates the collectibility of amounts due from tenants and maintains an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make required payments under lease agreements. The Company maintains an allowance for deferred rent receivable that arises from the straight-lining of rents. The Company exercises judgment in establishing these allowances and considers payment history and current credit status of its tenants in developing these estimates.

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2007

(unaudited)

Deferred Financing Costs

Deferred financing costs represent commitment fees, legal fees and other third party costs associated with obtaining commitments for financing, which result in a closing of such financing. These costs are amortized over the terms of the respective agreements using the effective interest method. Unamortized deferred financing costs are expensed when the associated debt is refinanced or repaid before maturity. Costs incurred in seeking financial transactions that do not close are expensed in the period in which it is determined that the financing will not close.

Redeemable Common Stock

The Company has adopted a share redemption program for stockholders who have held their shares for at least one year, unless the shares are being redeemed in connection with a stockholder’s death or “qualifying disability” (as defined under the program).

There are several limitations on the Company’s ability to redeem shares under the program:

•	Unless the shares are being redeemed in connection with a stockholder’s death or “qualifying disability,” the Company may not redeem shares until they have been outstanding for one year.

•

The share redemption program limits the number of shares the Company may redeem to those that the Company could purchase with the net proceeds from the sale of shares under the dividend reinvestment plan during the prior calendar year.

•	During any calendar year, the Company may redeem no more than 5% of the weighted-average number of shares outstanding during the prior calendar year.

•

The Company has no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

As the use of the proceeds of the dividend reinvestment plan for redemptions is outside the Company’s control, they are considered to be temporary equity under Accounting Series Release No. 268, Presentation in Financial Statements of Redeemable Preferred Stock.

The Company has adopted SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (“SFAS 150”), which requires, among other things, that financial instruments that represent a mandatory obligation of the Company to repurchase shares be classified as liabilities and reported at settlement value. The Company’s redeemable common shares are contingently redeemable at the option of the holder. As such, SFAS 150 is not applicable until such shares are tendered for redemption by the holder, at which time the Company will reclassify such obligations from mezzanine equity to a liability based upon their respective settlement values.

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2007

(unaudited)

During the three months ended June 30, 2007, the Company redeemed shares pursuant to its share redemption program as follows:

Month	Total Number of Shares Redeemed (1)	Average Price Paid Per Share (2)	Approximate Dollar Value of Shares Available That May Yet Be Redeemed Under the Program
April 2007	—	$—	(3)
May 2007	—	$—	(3)
June 2007	34,020	$9.99	(3)

(1)

The Company announced commencement of the program on April 6, 2006 and amendments to the program on August 16, 2006 (which amendment became effective on December 14, 2006) and August 1, 2007 (which amendment is discussed below and will become effective 30 days after filing the Company’s quarterly report on Form 10-Q for the period ended June 30, 2007).

(2)

Currently the Company will redeem shares at the lower of $9.00 or 90% of the price paid to acquire the shares from the Company, unless the shares are being redeemed in connection with a stockholder’s death or “qualifying disability” (as defined under the program). The redemption price for shares being redeemed upon a stockholder’s death or qualifying disability will be the amount paid to acquire the shares from the Company. Pursuant to the amendment to the program adopted by the board of directors on July 6, 2007 (which will become effective 30 days after filing the Company’s quarterly report on Form 10-Q for the period ended June 30, 2007), the Company will redeem shares as follows:

•	The lower of $9.25 or 92.5% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least one year;

•	The lower of $9.50 or 95.0% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least two years;

•	The lower of $9.75 or 97.5% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least three years; and

•	The lower of $10.00 or 100% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least four years.

Notwithstanding the above, once the Company establishes a net asset value per share of common stock, the redemption price per share for all stockholders would be equal to the net asset value per share, as estimated by the Advisor or another firm chosen for that purpose. The Company expects to establish a net asset value per share beginning three years after the completion of its offering stage. The Company will consider its offering stage complete when it is no longer publicly offering equity securities and has not done so for one year. Until the Company establishes a net asset value per share, the redemption price for shares being redeemed upon a stockholder’s death or qualifying disability will be the amount paid to acquire the shares from the Company.

(3)	The Company limits the dollar value of shares that may be redeemed under the program as described above.

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2007

(unaudited)

Organization, Offering, and Related Costs

Organization and offering costs (other than selling commissions and the dealer manager fee) of the Company may be paid by the Advisor, the Dealer Manager or their affiliates on behalf of the Company. These other organization and offering costs include all expenses to be paid by the Company in connection with the Offering, including but not limited to (i) legal, accounting, printing, mailing, and filing fees; (ii) charges of the escrow holder; (iii) reimbursement of the Dealer Manager for amounts it may pay to reimburse the bona fide diligence expenses of broker-dealers; (iv) reimbursement to the Advisor for the salaries of its employees and other costs in connection with preparing supplemental sales materials; (v) the cost of educational conferences held by the Company (including the travel, meal, and lodging costs of registered representatives of broker-dealers); and (vi) reimbursement to the Dealer Manager for travel, meals, lodging and attendance fees incurred by employees of the Dealer Manager to attend retail seminars conducted by broker-dealers. Pursuant to the Advisory Agreement and the Dealer Manager Agreement, the Company is obligated to reimburse the Advisor, the Dealer Manager or their affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company, provided that the Advisor is obligated to reimburse the Company to the extent selling commissions, the dealer manager fee and other organization and offering costs incurred by the Company in the Offering exceed 15% of gross offering proceeds.

As a result, these costs are only a liability of the Company to the extent selling commissions, the dealer manager fee and other organization and offering costs do not exceed 15% of the gross proceeds of the Offering. The Company had no obligation to reimburse the Advisor, the Dealer Manager or their affiliates for any organization and offering costs unless the Company sold the Minimum Number of Shares in the Offering. The Company broke escrow in the Offering on July 5, 2006. Through June 30, 2007, including shares sold through the Company’s dividend reinvestment plan, the Company had sold 48,375,186 shares for gross offering proceeds of $481.5 million and recorded organization and offering costs of $7.7 million and selling commissions and dealer manager fees of $43.6 million. Organization costs are expensed as incurred, and offering costs, which include selling commissions and dealer manager fees, are charged to stockholders’ equity as such amounts are reimbursed from the gross proceeds of the Offering.

Revenue Recognition

The Company recognizes minimum rent, including rental abatements and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related lease and amounts expected to be received in later years are recorded as deferred rents. The Company records property operating expense reimbursements due from tenants for common area maintenance, real estate taxes, and other recoverable costs in the period the related expenses are incurred.

The Company recognizes gains on sales of real estate pursuant to the provisions of SFAS No. 66, Accounting for Sales of Real Estate (“SFAS 66”). The specific timing of a sale is measured against various criteria in SFAS 66 related to the terms of the transaction and any continuing involvement associated with the property. If the criteria for profit recognition under the full-accrual method are not met, the Company defers gain recognition and accounts for the continued operations of the property by applying the percentage-of-completion, reduced profit, deposit, installment or cost recovery methods, as appropriate, until the appropriate criteria are met.

Interest income from loan receivable is recognized based on the contractual terms of the debt instrument. Fees related to the buydown of the interest rate are deferred as prepaid interest income and amortized over the term of the loan as an adjustment to interest income using the effective interest method. Closing costs related to the purchase of the loan receivable are amortized over the term of the loan and accreted as an adjustment against interest income using the effective interest method.

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2007

(unaudited)

General and Administrative Expenses

General and administrative expenses totaled $0.9 million and $1.5 million for the three and six months ended June 30, 2007 and consisted primarily of legal, audit and other professional fees. In addition, asset management fees to affiliates totaled $0.8 and $1.4 million for the three and six months ended June 30, 2007. To the extent included in the definition of total operating expenses (as set forth in Note 11), general and administrative expenses, along with asset management fees due to affiliates, are an operating expense of the Company that is subject to the operating expense reimbursement obligation of the Advisor (as discussed in Note 11). Pursuant to the operating expense reimbursement obligation, the Advisor will reimburse the Company at the end of any fiscal quarter for total operating expenses that in the four consecutive fiscal quarters then ended exceed the greater of 2% of its average invested assets or 25% of its net income for the year, unless the conflicts committee of the Company’s board of directors determines that such excess expenses are justified based on unusual and non-recurring factors. The Company’s conflicts committee approved total operating expenses in excess of the operating expense reimbursement obligation for the four fiscal quarters ending December 31, 2006. The Company’s total operating expenses were not in excess of the operating expense reimbursement obligation for the four fiscal quarters ending March 31, 2007 and June 30, 2007. See Note 11, “Related Party Transactions—Fees to Affiliates.”

Independent Director Compensation

The Company pays each of its independent directors an annual retainer of $25,000. In addition, the independent directors are paid for attending meetings as follows: (i) $2,500 for each board meeting attended, (ii) $2,000 for each committee meeting attended (except that the committee chairman is paid $3,000 for each meeting attended), (iii) $1,000 for each teleconference board meeting attended, and (iv) $1,000 for each teleconference committee meeting attended (except that the committee chairman is paid $3,000 for each teleconference committee meeting attended). All directors also receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors. For the three and six months ended June 30, 2007, the Company incurred independent director fees of $80,250 and $130,500, respectively, which are included in general and administrative expenses in the accompanying financial statements. At June 30, 2007, $80,250 of fees payable to the independent directors was included in accounts payable and accrued liabilities. Director compensation is an operating expense of the Company that is subject to the operating expense reimbursement obligation of the Advisor discussed in Note 11.

Income Taxes

The Company intends to elect to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and intends to operate as such beginning with its taxable year ended December 31, 2006. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to federal income tax on income that it distributes to stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost, unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially adversely affect the Company’s net income and net cash available for distribution to stockholders. However, the Company intends to organize and operate in such a manner as to qualify for treatment as a REIT.

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2007

(unaudited)

The Company elected to treat KBS REIT Holdings as a taxable REIT subsidiary on July 5, 2006. KBS REIT Holdings is the sole limited partner of the Operating Partnership and owns a 1% ownership interest in the Operating Partnership. On April 30, 2007, the Company revoked its election to treat KBS REIT Holdings as a taxable REIT subsidiary. As a result, KBS REIT Holdings will be taxed on income allocable to it from the Operating Partnership in respect of its limited partnership interest from the time of its election on July 5, 2006 through April 30, 2007. In accordance with SFAS No. 109, Accounting for Income Taxes, deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at the enacted rates expected to be in effect when the temporary differences reverse. As of June 30, 2007, the Company had no material unrecognized tax benefits and no adjustments to liabilities or operations were required.

In July 2006, the Financial Accounting Standards Board (the “FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). This interpretation, among other things, creates a two-step approach for evaluating uncertain tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) determines the amount of benefit that more-likely-than-not will be realized upon settlement. Derecognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for derecognition of tax positions, and it has expanded disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006, in which the impact of adoption should be accounted for as a cumulative-effect adjustment to the beginning balance of retained earnings. The Company adopted FIN 48 on January 1, 2007. The Company’s policy is to classify interest related to the underpayment of income taxes as a component of interest expense and penalties related to the underpayment of income taxes as a component of general and administrative expenses. Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements, nor has the Company or its subsidiaries been assessed interest or penalties by any major tax jurisdictions. The Company’s evaluation was performed for tax years ending December 31, 2006, the only tax year which remains subject to examination by major tax jurisdictions as of June 30, 2007.

Per Share Data

Income (loss) per basic share of common stock is calculated by dividing net income (loss) by the weighted-average number of shares of common stock issued and outstanding during such period. Diluted income (loss) per share of common stock equals basic income (loss) per share of common stock as there were no potentially dilutive shares of common stock during the three and six months ended June 30, 2007 and 2006.

Distributions declared per common share assumes the share was issued and outstanding each day during the three and six months ended June 30, 2007, and is based on a daily distribution for the period of $0.0019178 per share per day. Each day during the period from January 1, 2007 through June 30, 2007, was a record date for distributions.

Industry Segments

Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for the way that public entities report information about operating segments in their financial statements. The Company acquires commercial properties and invests in real estate-related assets and, as a result, the Company operates in two business segments. For financial data by segment, see Note 13.

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2007

(unaudited)

Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS 157 defines fair value and establishes a framework for measuring fair value under generally accepted accounting principles. The key changes to current practice are (1) the definition of fair value, which focuses on an exit price rather than an entry price; (2) the methods used to measure fair value, such as emphasis that fair value is a market-based measurement, not an entity-specific measurement, as well as the inclusion of an adjustment for risk, restrictions, and credit standing and (3) the expanded disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is required to adopt SFAS 157 in the first quarter of 2008. The Company is currently evaluating the impact that SFAS 157 will have on its financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that SFAS 159 will have on its financial statements.

In June 2007, the FASB cleared for issuance the Statement of Position 07-1, Clarification of the Scope of the Audit and Accounting, Investment Companies, and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies (“SOP 07-1”). SOP 07-1 addresses whether the accounting principles of the Audit and Accounting Guide, Investment Companies, may be applied to an entity by clarifying the definition of an investment company and whether those accounting principles may be retained by a parent company in consolidation or by an investor in the application of the equity method of accounting. SOP 07-1 applies to periods beginning on or after December 15, 2007. The Company is currently evaluating the impact that SOP 07-1 will have on its financial statements.

3.	REAL ESTATE

The following table provides summary information regarding the properties the Company owned as of June 30, 2007 (in thousands):

Asset Name	City	State	Total Cost	Accumulated Depreciation and Amortization	Real Estate, Net	Related Debt
Sabal Pavilion Building	Tampa	FL	$25,750	$(1,470)	$24,280	$14,700
Plaza in Clayton	Saint Louis	MO	94,079	(3,890)	90,189	62,200
Southpark Commerce Center II Buildings	Austin	TX	30,006	(1,168)	28,838	18,000
825 University Avenue Building	Norwood	MA	31,249	(708)	30,541	19,000
Midland Industrial Buildings	McDonough	GA	35,618	(584)	35,034	24,050
Crescent Green Buildings	Cary	NC	48,730	(1,369)	47,361	32,400
625 Second Street Building	San Francisco	CA	51,845	(1,060)	50,785	33,700
Sabal VI Building	Tampa	FL	17,820	(243)	17,577	11,094
The Offices at Kensington	Sugar Land	TX	28,744	(469)	28,275	18,500
Royal Ridge Building	Alpharetta	GA	36,666	(72)	36,594	—
9815 Goethe Road Building	Sacramento	CA	17,223	(31)	17,192	—
Bridgeway Technology Center	Newark	CA	46,005	(84)	45,921	—

			$463,735	$(11,148)	$452,587	$233,644

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2007

(unaudited)

Real Estate Acquisitions During the Six Months Ended June 30, 2007

During the six months ended June 30, 2007, the Company acquired six office properties and one office/research and development property totaling 1,078,268 rentable square feet. The aggregate purchase price of these properties was $242.3 million plus closing costs. The acquisitions were funded using proceeds from the Offering. Each property is discussed below.

Crescent Green Buildings

On January 31, 2007, the Company, through an indirect wholly owned subsidiary, purchased three office buildings comprising 248,832 rentable square feet (the “Crescent Green Buildings”) from an unaffiliated seller. The Crescent Green Buildings are located on an approximate 24-acre parcel of land at 1100 Crescent Green, 1200 Crescent Green, and 1300 Crescent Green in Cary, North Carolina. The purchase price of the Crescent Green Buildings was $48.1 million plus closing costs.

625 Second Street Building

On January 31, 2007, the Company, through an indirect wholly owned subsidiary, purchased a four-story office building containing 134,847 rentable square feet (the “625 Second Street Building”) from an unaffiliated seller. The 625 Second Street Building is located on an approximate 0.8-acre parcel of land at 625 Second Street in San Francisco, California. The purchase price of the 625 Second Street Building was $51.0 million plus closing costs.

Sabal VI Building

On March 5, 2007, the Company, through an indirect wholly owned subsidiary, purchased a two-story office building containing 96,346 rentable square feet (the “Sabal VI Building”) from an unaffiliated seller. The Sabal VI Building is located on an approximate 10-acre parcel of land at 3611 Queen Palm Drive in Tampa, Florida. The purchase price of the Sabal VI Building was $16.5 million plus closing costs.

The Offices at Kensington

On March 29, 2007, the Company, through an indirect wholly owned subsidiary, purchased two four-story office buildings containing 170,436 rentable square feet (“The Offices at Kensington”) from an unaffiliated seller. The Offices at Kensington are located on an approximate 9-acre parcel of land at 1600 and 1650 Highway 6 South in Sugar Land, Texas. The purchase price of the Offices at Kensington was $28.0 million plus closing costs.

Royal Ridge Building

On June 21, 2007, the Company, through an indirect wholly owned subsidiary, purchased a six-story office building containing 160,539 rentable square feet (the “Royal Ridge Building”) from an unaffiliated seller. The Royal Ridge Building is located on an approximate 13.2-acre parcel of land at 11680 Great Oaks Way in Alpharetta, Georgia. The purchase price of the Royal Ridge Building was $33.0 million plus closing costs.

9815 Goethe Road Building

On June 26, 2007, the Company, through an indirect wholly owned subsidiary, purchased a two-story office building containing approximately 80,000 usable square feet (the “9815 Goethe Road Building”) from an unaffiliated seller. The 9815 Goethe Road Building is located on an approximate 5-acre parcel of land at 9815 Goethe Road in Sacramento, California. The purchase price of the 9815 Goethe Road Building was $15.8 million plus closing costs.

Bridgeway Technology Center

On June 27, 2007, the Company, through an indirect wholly owned subsidiary, purchased two single-story office/research and development buildings containing 187,268 rentable square feet (the “Bridgeway Technology Center”) from an unaffiliated seller. The Bridgeway Technology Center is located on an approximate 13-acre parcel of land at 7007-7015 Gateway Boulevard and 7151 Gateway Boulevard in Newark, California. The purchase price of the Bridgeway Technology Center was approximately $49.9 million plus closing costs.

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2007

(unaudited)

Operating Leases

Substantially all of the Company’s real estate assets are leased to tenants under operating leases for which the terms and expirations vary. As of June 30, 2007, the leases have remaining terms of up to 9.33 years, provisions to extend the lease agreements, options for early termination after paying a specified penalty, and other terms and conditions as negotiated. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. Amounts required as security deposits vary depending upon the terms of the respective leases and the creditworthiness of the tenant, but generally are not significant amounts. Therefore, exposure to credit risk exists to the extent that a tenant’s receivables exceed the amount of their security deposit. Security deposits related to tenant leases are included in accounts payable and accrued expenses in the accompanying consolidated balance sheets.

The following table summarizes the leased percentage of the Company’s properties as of June 30, 2007:

Property Name	% Leased
Sabal Pavilion Building	100%
Plaza in Clayton	97%
Southpark Commerce Center II Buildings	98%
825 University Avenue Building	100%
Midland Industrial Buildings	100%
Crescent Green Buildings	99%
625 Second Street Building	100%
Sabal VI Building	100%
The Offices at Kensington	90%
Royal Ridge Building	96%
9815 Goethe Road Building	100%
Bridgeway Technology Center	100%

As of June 30, 2007, the future minimum rental income from the Company’s properties under non-cancelable operating leases is as follows (in thousands):

July 1, 2007 through December 31, 2007	$25,135
2008	38,800
2009	37,091
2010	27,418
2011	22,347
Thereafter	33,215

$184,006

Of the total rental income for the three and six months ended June 30, 2007, approximately:

•	Twenty-two percent was earned from two tenants in the professional services industry, whose leases expire in 2011 and 2012.

•	Fifteen percent was earned from one tenant in the information services industry, whose lease expires in 2009.

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2007

(unaudited)

4.	TENANT ORIGINATION AND ABSORPTION COSTS, ABOVE-MARKET LEASE ASSETS, AND BELOW-MARKET LEASE LIABILITIES

As of June 30, 2007, the Company’s tenant origination and absorption costs, above-market lease assets, and below-market lease liabilities are as follows (in thousands):

	Tenant Origination and Absorption Costs	Above-Market Lease Assets	Below-Market Lease Liabilities
Cost	$35,961	$8,312	$12,218
Accumulated Amortization	(4,624)	(454)	(1,116)

Net Amount	$31,337	$7,858	$11,102

2007 Amortization	$3,528	$388	$858

The remaining unamortized balance for these intangible assets will be amortized as follows (in thousands):
July 1, 2007 through December 31, 2007	$4,373	$946	$1,446
2008	7,687	1,839	2,427
2009	6,792	1,818	2,158
2010	4,324	1,805	1,659
2011	3,345	534	1,294
Thereafter	4,816	916	2,118

	$31,337	$7,858	$11,102

Weighted-Average Amortization Period	5.55 years	4.72 years	5.31 years

5.	REAL ESTATE LOANS RECEIVABLE

As of June 30, 2007, the Company, through wholly owned subsidiaries, had invested in three mezzanine real estate loans, a partial ownership interest in a fourth mezzanine real estate loan, and a partial ownership interest in a senior mortgage loan as follows (in thousands):

	June 30, 2007	December 31, 2006
Tribeca Mezzanine Loans	$46,720	$13,798
Tribeca Senior Mortgage Participation	23,535	—
Sandmar Mezzanine Loan	8,000	—
Park Central Mezzanine Loan	15,000	—

	$93,255	$13,798

During the three and six months ended June 30, 2007, the Company earned $2.4 million and $3.1 million, respectively, in interest income from its interests in real estate loans of which $1.1 million was receivable at June 30, 2007. During the three and six months ended June 30, 2007, the Company also amortized as an increase to interest income, $69,259 and $82,238, respectively, of fees related to the buydown of the interest rate on the First Tribeca Mezzanine Loan and amortized, as an offset against interest income, $111,527 and $145,536, respectively, of closing costs related to the purchase of these real estate loans.

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2007

(unaudited)

Investments in Tribeca Loans

As of June 30, 2007, the Company had invested an aggregate of $46.7 million in two mezzanine loans and $23.5 million in a participation interest in the senior mortgage loans related to the conversion of an eight-story loft building into a ten-story condominium building located at 415 Greenwich Street in New York, New York (the “Tribeca Building”). As of June 30, 2007, the Company’s investments in the Tribeca loans represented approximately 11% of the Company’s total assets. Interest income from the Company’s investments in the Tribeca loans represented approximately 15% and 11% of the Company’s total revenues for the three and six months ended June 30, 2007, respectively.

As of June 30, 2007, over 60% of the condominium units in the Tribeca Building were under contract based on both the total number of units available for sale and the square feet represented by those units, subject to the construction being completed by the developer. As the property has no operations and is under construction, no meaningful financial statements are available for the underlying property.

The Tribeca Mezzanine Loans

On July 18, 2006, the Company purchased, through an indirect wholly owned subsidiary, a $15.9 million junior mezzanine real estate loan (the “First Tribeca Mezzanine Loan”) from an unaffiliated seller. The purchase price of the First Tribeca Mezzanine Loan was approximately $12.9 million plus closing costs, which was the amount funded to the borrower under the loan as of the date of acquisition. After the closing, the Company remained obligated to fund an additional $3.0 million under the loan for future costs related to the conversion of the Tribeca Building. As of June 30, 2007, the Company had funded approximately $2.6 million of these costs and the total balance outstanding under the First Tribeca Mezzanine Loan was approximately $15.5 million.

The First Tribeca Mezzanine Loan bears interest at a variable rate equal to one-month LIBOR plus 850 basis points, provided that at no time shall the interest rate exceed 13.25%. At June 30, 2007, the one-month LIBOR rate was 5.3195%. In connection with the acquisition of the Second Tribeca Mezzanine Loan (defined below), the initial maturity date of the First Tribeca Mezzanine Loan was changed from March 1, 2008 to May 1, 2008, with a one-year extension option subject to certain conditions. Prior to maturity, the borrower under the First Tribeca Mezzanine Loan is required to make monthly interest-only payments to the Company, with the outstanding principal balance being due at maturity. Per the loan agreement, prior to satisfaction of the loan, the borrower shall pay the Company an amount that brings the annualized internal rate of return on the First Tribeca Mezzanine Loan up to 25%. The First Tribeca Mezzanine Loan is expected to be used to fund costs related to the conversion of the Tribeca Building.

On May 3, 2007, through an indirect wholly owned subsidiary, the Company closed on a second junior mezzanine loan investment in the approximate amount of $31.2 million (“Second Tribeca Mezzanine Loan”) related to the conversion of the Tribeca Building. The investment was funded with proceeds from the Offering. The Second Tribeca Mezzanine Loan is in substantially the form of an increase of the First Tribeca Mezzanine Loan.

The Second Tribeca Mezzanine Loan bears interest at a fixed rate of 25% per annum. The Second Tribeca Mezzanine Loan has an initial maturity date of May 1, 2008 with a one-year extension option subject to certain conditions. Prior to maturity, the borrower under the Second Tribeca Mezzanine Loan is required to make monthly interest-only payments to the Company, with the outstanding principal balance being due at maturity. The Second Tribeca Mezzanine Loan is being used to fund approximately $7.4 million of hard costs and the balance is being used to cover interest reserves and other soft costs related to the conversion of the Tribeca Building.

The First and Second Tribeca Mezzanine Loans are subordinate to senior mortgage loans totaling approximately $103.2 million and a $25.0 million senior mezzanine loan, of which approximately $118.9 million of the senior notes were outstanding as of June 30, 2007. As described below, on June 28, 2007, the Company purchased a participation interest in the senior mortgage loans.

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2007

(unaudited)

The First and Second Tribeca Mezzanine Loans are secured by, among other things, a first lien priority pledge of the borrower’s member interest (the “Member Interest”) in 415 Greenwich Senior Mezzanine Owner LLC (the “Owner Member”). The Owner Member is the sole member in 415 Greenwich Fee Owner LLC (the “Fee Owner”), which is the owner of the Tribeca Building. With respect to certain “bad boy” acts, amounts outstanding under the First and Second Tribeca Mezzanine Loans are guaranteed by the two individuals who have indirect interests in the Tribeca Building.

Pursuant to an intercreditor agreement, the Company’s right to payment under the First and Second Tribeca Mezzanine Loans is subordinate to the right to payment of the lenders under a $103.2 million mortgage loan made to the Fee Owner and a $25.0 million senior mezzanine loan made to the Owner Member. The intercreditor agreement provides that in the event of a default under the First and Second Tribeca Mezzanine Loans, the Company would be entitled to foreclose on the Member Interest and thereby take control and ownership of the Owner Member and the Fee Owner.

Tribeca Senior Mortgage Participation

On June 28, 2007, the Company purchased, through an indirect wholly owned subsidiary, a 25% interest (the “Senior Mortgage Participation”) in the senior mortgage loans secured by the Tribeca Building from an unaffiliated seller. The purchase price of the Senior Mortgage Participation was approximately $23.5 million plus closing costs. After the closing, the Company remains obligated to fund an additional $2.3 million under the Senior Mortgage Participation for costs related to the conversion of the Tribeca Building. The Company purchased the Senior Mortgage Participation with proceeds from the Offering.

The Senior Mortgage Participation is a 25% interest in three senior mortgage loans as well as an “interest-only” participation in the same mortgage loans. The three mortgage loans consist of (i) a senior mortgage loan in the principal amount of $62.5 million, (ii) a building mortgage loan in the principal amount of up to $37.9 million and (iii) a project mortgage loan in the principal amount of $2.8 million. As of June 30, 2007, all amounts under the three mortgage loans had been advanced, except that only $28.8 million of the $37.9 million building mortgage loan had been advanced. Under the Senior Mortgage Participation, the Company is obligated to fund 25% of the $9.1 million that remains unfunded under the building mortgage loan as of June 30, 2007. The borrower under each of the three mortgage loans is the Fee Owner (defined above). Neither the Company nor the Advisor is affiliated with the Fee Owner.

The $94.1 million currently outstanding under senior mortgage loans bears interest at a variable rate of 30-day LIBOR plus 2.70%, including the interest rate on the “interest-only” participation in the mortgage loans. The future funding obligation under the building mortgage loan will bear interest at 30-day LIBOR plus 3.00%. The initial maturity date of the senior mortgage loans is May 1, 2008, with a one-year extension option subject to certain conditions. Prior to maturity, the borrower under the senior mortgage loans is required to make monthly interest-only payments to the Company, with the outstanding principal balance being due at maturity.

The remaining 75% interest in the three senior mortgage loans is held by AIG Annuity Insurance Company and the remaining 75% interest in the “interest-only” participation in these three mortgage loans is held by AIG Mortgage Capital LLC. The Company’s right to repayment under the Senior Mortgage Participation is parri passu with that of the other noteholders.

In the event that (i) payment of principal or interest on the mortgage loans becomes 90 days or more delinquent, (ii) the mortgage loan has been accelerated, (iii) the principal balance on the mortgage loan is not paid at maturity, (iv) the borrower under the mortgage loans files for bankruptcy, (v) the holders of the participations in the three senior loans are unable to provide unanimous consent on certain major decisions or (vi) the borrower fails to satisfy certain other conditions of the mortgage documents and all of the holders of the loans do not grant approval, the holder of the 75% participation in the senior mortgage loans has the right to purchase the Company’s Senior Mortgage Participation. In the event that the holder of the 75% participation in the senior mortgage loans does not purchase the Company’s interest, the Company has the right to purchase the 75% participation in the senior mortgage loans.

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2007

(unaudited)

The holder of the 75% participation in the senior mortgage loans has exclusive authority with respect to the administration of the mortgage loans and the exercise of rights and remedies with respect to the mortgage loan, except that unanimous consent of the holders is required with respect to (i) any material modification or waiver of a monetary term of the mortgage loans, (ii) an extension of the maturity date, (iii) a reduction in the interest rate or monthly debt service payment, (iv) a sale of the secured property (other than the sale of condominiums) for an amount less than necessary to ensure repayment plus certain costs incurred by the holders of the mortgage notes, and (v) other limited matters set forth in the participation agreement. With respect to certain “bad boy” acts, amounts outstanding under the mortgage loans are guaranteed by the two individuals who have indirect interests in the Tribeca Building.

Investment in the Sandmar Mezzanine Loan

On January 9, 2007, the Company purchased, through an indirect wholly owned subsidiary, an $8.0 million mezzanine loan (the “Sandmar Mezzanine Loan”). The Company purchased this loan from AIG Mortgage Capital, LLC, which is not affiliated with the Company or the Advisor. The purchase price of the Sandmar Mezzanine Loan was approximately $8.0 million plus closing costs. The Company funded the acquisition with proceeds from the Offering.

There are six borrowers under the Sandmar Mezzanine Loan: Westmarket Associates 2006 MB LLC, Little River Associates 2006 MB LLC, Clinton Associates 2006 MB LLC, Newmarket Associates 2006 MB LLC, Apopka Associates 2006 MB LLC and Westgate Associates 2006 MB LLC. Neither the Company nor the Advisor are affiliated with any of the borrowers. The Sandmar Mezzanine Loan bears interest at a fixed rate of 12% and has an initial maturity date of January 1, 2017. Prior to the maturity date, the borrowers under the Sandmar Mezzanine Loan are required to make monthly interest-only payments to the Company, with the outstanding principal balance being due on the maturity date.

The borrowers are using the Sandmar Mezzanine Loan to partially fund the acquisition of six grocery-store anchored, small neighborhood and single tenant retail centers, which together comprise 818,888 square feet (the “Sandmar Portfolio”), and are using approximately $2.8 million for future capital expenditures and leasing costs. The properties are located in three states, North Carolina (three properties), Florida (two properties), and Tennessee (one property), and have an average occupancy of 91% as of the date of acquisition. Each borrower indirectly owns one of the six properties through a wholly owned subsidiary that holds title to the property.

There is $49.6 million of senior financing on the Sandmar Portfolio. The senior financing is secured by a mortgage on each of the six properties. Each mortgage is cross defaulted and cross collateralized with the other mortgages so that a default under one mortgage of the senior loan documents shall constitute a default under all of the mortgages.

The Sandmar Mezzanine Loan is secured by, among other things, a pledge by each borrower of its interests in the respective wholly owned subsidiary that each holds title to one of the six properties in the Sandmar Portfolio. The pledge agreements entered by the six borrowers provide that in the event of default under the Sandmar Mezzanine Loan, the Company may exercise its rights and remedies against each of the mezzanine borrowers. With respect to certain “bad boy” acts, amounts outstanding under the Sandmar Mezzanine Loan are guaranteed by two individuals who have indirect interests in the Sandmar Portfolio.

Pursuant to an intercreditor agreement, the Company’s right to payment under the Sandmar Mezzanine Loan is subordinate to the right to payment of the lender under the mortgage loan made to the limited liability companies that directly hold title to the properties. The intercreditor agreement provides that in the event of a default under the Sandmar Mezzanine Loan, the Company would be entitled to foreclose on the borrowers’ membership interests in the limited liability companies that hold title to the properties subject to the satisfaction of customary transfer provisions set forth in the intercreditor agreement.

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2007

(unaudited)

Investment in the Park Central Mezzanine Loan

On March 23, 2007, the Company purchased, through an indirect wholly owned subsidiary, an interest in a mezzanine loan (the “Park Central Mezzanine Loan”) in the amount of $15.0 million from Column Financial, Inc., which is not affiliated with the Company or the Advisor. The purchase price of the Company’s interest in the Park Central Mezzanine Loan was approximately $15.0 million plus closing costs. The Company funded the acquisition with proceeds from the Offering.

The Park Central Mezzanine Loan is a $58.0 million mezzanine loan owned by four noteholders, each with a pari passu interest. The noteholders are: CPIM Structured Credit Fund 1500 L.P., $10.0 million (17.2%); CPIM Structured Credit Fund 1000 L.P., $23.0 million (39.7%); CPIM Structured Credit Fund 20 L.P., $10.0 million (17.2%); and the Company, $15.0 million (25.9%). Neither the Company nor the Advisor are affiliated with any of the other noteholders.

The borrower under the Park Central Mezzanine Loan is W2001 Park Central Hotel Senior Mezz, LLC (the “Borrower”). Neither the Company nor the Advisor are affiliated with the Borrower. The Park Central Mezzanine Loan bears interest at a floating rate of one-month LIBOR plus 448 basis points and has an initial maturity date of November 9, 2008 with three one-year extension options. Prior to the maturity date, the Borrower under the Park Central Mezzanine Loan is required to make monthly interest-only payments to the holders of the mezzanine loan, with the outstanding principal balance being due on the maturity date. The loan is prepayable in full (i) during the first twelve months of the term, upon payment of a spread maintenance fee plus a 1.0% prepayment premium; (ii) during the thirteenth month through the eighteenth month of the term, upon payment of a 1.0% prepayment premium; and (iii) without penalty after the eighteenth month of the term.

The Park Central Mezzanine Loan is being used to refinance existing debt on the Park Central Hotel. The Park Central Hotel is a 934 room, four-star, full-service hotel located in Midtown Manhattan in New York, New York.

There is $407.0 million of senior financing on the Park Central Hotel. The senior financing is secured by a mortgage on the Park Central Hotel. The senior loan has a maturity date of November 2008 with three one-year extensions.

The Park Central Mezzanine Loan is secured by, among other things, a pledge by the Borrower of its interests in the limited liability company that holds title to the Park Central Hotel. The pledge agreement entered into by the Borrower provides that in the event of default under the Park Central Mezzanine Loan, the holders of the mezzanine loan may exercise their rights and remedies against the Borrower. Under the Park Central Mezzanine Loan Noteholders’ Agreement certain major decisions of the mezzanine lender require the approval of all the holders of the Park Central Mezzanine Loan. If any holder of a minority interest in the Park Central Mezzanine Loan objects to the majority’s decision regarding a major decision, the holders of a majority of the interests may elect to either (i) sell all of their interest in the Park Central Mezzanine Loan to the objecting minority holder or (ii) purchase the objecting minority holder’s interest in the Park Central Mezzanine Loan. The price for the purchase or sale, as applicable, is to be based on the fair market value of the interests being sold. The objecting minority holder may then (i) accept the offer, (ii) make a counter proposal of the price based on an opinion of a qualified broker, or (iii) reject the offer, which would be a withdrawal of its objection to the major decision. If there is an acceptance of the offer or a counter proposal, the majority then has the right to (i) accept the offer at the agreed upon price, (ii) if the minority holder made a counteroffer, accept the offer but elect to have the final price be the average of the original price and the broker’s price, or (iii) withdraw their original offer. With respect to certain “bad boy” acts, amounts outstanding under the Park Central Mezzanine Loan are guaranteed by Whitehall Street Global Real Estate Limited Partnership 2001, an entity with an indirect interest in the Borrower, and Devon (DE) Capital LLC.

Pursuant to an intercreditor agreement, the right to repayment of the holders of the Park Central Mezzanine Loan is subordinate to the right to repayment of the senior lender under the mortgage loan. The intercreditor agreement provides that in the event of a default under the Park Central Mezzanine Loan, the holders of the Park Central Mezzanine Loan may foreclose on the Borrower’s 100% membership interest in the limited liability company that holds title to the property, subject to the satisfaction of customary transfer provisions set forth in the intercreditor agreement.

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2007

(unaudited)

The following is a schedule of maturities for all real estate loans receivable for the years ending December 31, (in thousands):

2007	$—
2008	85,255
2009	—
2010	—
2011	—
Thereafter	8,000

$93,255

6.	MARKETABLE SECURITIES

During the three months ended June 30, 2007, the Company purchased commercial mortgage-backed securities with a face amount of $17,769,845 at a $88,849 discount. These securities have a coupon rate of 30-day LIBOR plus 2.30%. The amortized cost and fair value of this investment was approximately $17.7 million as of June 30, 2007.

7.	RENTS AND OTHER RECEIVABLES

Rents and other receivables consist of the following (in thousands):

	June 30, 2007	December 31, 2006
Tenant receivables, net of allowance for doubtful accounts of $61 and $14 as of June 30, 2007 and December 31, 2006	$317	$326
Interest receivable on real estate loans receivable	1,088	159
Interest receivable on cash and cash equivalents	143	166
Interest receivable on marketable securities	306	—
Deferred rent	571	101

	$2,425	$752

8.	DEFERRED FINANCING COSTS AND PREPAID AND OTHER ASSETS

Deferred financing costs and prepaid and other assets consist of the following (in thousands):

	June 30, 2007	December 31, 2006
Deferred financing costs, net of accumulated amortization of $642 and $178 as of June 30, 2007 and December 31, 2006, respectively	$1,783	$939
Escrow deposits	370	1,162
Prepaid insurance	522	26
Other prepaid expenses	31	94
Closing costs on loans receivable, net of accumulated amortization of $217 and $71 for June 30, 2007 and December 31, 2006, respectively	785	181
Other assets	220	240

	$3,711	$2,642

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2007

(unaudited)

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consisted of the following (in thousands):

	June 30, 2007	December 31, 2006
Accounts payable and other accrued liabilities	$2,390	$1,178
Real estate taxes payable	1,902	—
Accrued interest expense	1,010	661

	$5,302	$1,839

10.	NOTES PAYABLE

Notes payable, all of which are interest-only loans, consist of the following as of June 30, 2007 (in thousands):

	June 30, 2007	Effective Interest Rate(1)	Fixed/Variable Interest Rate	Maturity (2)
Sabal Pavilion Building — Mortgage Loan	$14,700	6.3800%	Fixed	August 1, 2036
Plaza in Clayton — Mortgage Loan	62,200	5.8990%	Fixed	October 6, 2016
Southpark Commerce Center II Buildings — Mortgage Loan	18,000	5.6725%	Fixed	December 6, 2016
825 University Avenue Building — Mortgage Loan	19,000	5.5910%	Fixed	December 6, 2013
Midland Industrial Buildings — Mortgage Loan	24,050	5.7550%	Fixed	January 6, 2011
Crescent Green Building — Mortgage Loan	32,400	5.6800%	Fixed	February 1, 2012
625 Second Street Building — Mortgage Loan	33,700	5.8500%	Fixed	February 1, 2014
Sabal VI Building — Mortgage Loan	11,040	5.9250%	Fixed	October 1, 2011
Sabal VI Building — Mortgage Loan	54	6.8195%	Variable	May 5, 2008
The Offices at Kensington — Mortgage Loan	18,500	5.5200%	Fixed	April 1, 2014

	$233,644

(1)	Represents the effective interest rate as of June 30, 2007.

(2)	Represents initial maturity date; subject to certain conditions, the maturity dates of some loans may be extended.

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2007

(unaudited)

During the three and six months ended June 30, 2007, the Company incurred $3.4 million and $6.4 million, respectively, of interest expense, of which $1.0 million was payable at June 30, 2007. The Company also incurred $0.1 million and $0.5 million of amortization of deferred financing costs, which is included in interest expense for the three and six months ended June 30, 2007, respectively.

The following is a schedule of maturities for all notes payable for the years ending December 31, (in thousands):

2007	$—
2008	54
2009	—
2010	—
2011	35,090
Thereafter	198,500

$233,644

11.	RELATED PARTY TRANSACTIONS

Fees to Affiliates

Upon the launch of the Offering, the Company executed a Dealer Manager Agreement with the Dealer Manager on January 27, 2006 and entered into an Advisory Agreement with the Advisor that is in effect through November 8, 2007. These agreements entitle the Advisor and the Dealer Manager to specified fees upon the provision of certain services with regard to the Offering and the investment of funds in real estate assets, among other services, as well as reimbursement of organization and offering costs incurred by the Advisor, the Dealer Manager, and their affiliates on behalf of the Company (as discussed in Note 2) and certain costs incurred by the Advisor in providing services to the Company.

Pursuant to the terms of the agreements described above, the Company has incurred the following related-party costs for the three and six months ended June 30, 2007 (in thousands):

	Three Months Ended June 30, 2007	Six Months Ended June 30, 2007
Selling commissions(1)	$13,789	$20,618
Dealer-manager fees(1)	8,517	12,787
Reimbursements of organization and offering costs(1) (2)	1,349	1,564
Acquisition fees(3)	1,154	2,407
Asset-management fees	794	1,366

	$25,603	$38,742

(1)	Commissions, dealer-manager fees and reimbursements of organization and offering costs are charged against stockholders’ equity in the accompanying consolidated financial statements.

(2)

Reimbursements of organization and offering costs represent the portion of the Company’s organization and offering costs incurred by the Advisor and its affiliates on behalf of the Company and subsequently reimbursed by the Company. The Company has recorded organization and offering costs related to the Offering of $2.5 million and $3.1 million for the three and six months ended June 30, 2007, respectively, including both organization and offering costs incurred directly by the Company and those costs incurred by the Advisor and its affiliates on behalf of the Company, which were subsequently reimbursed by the Company.

(3)

Represents acquisition fees related to purchases of real estate and real estate-related investments during the three and six months ended June 30, 2007. The acquisition fees for the real estate loans receivable are capitalized as other assets in the accompanying consolidated financial statements and amortized over the life of the loans.

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2007

(unaudited)

The Company had granted no stock-based compensation awards and it had not incurred any disposition fees, subordinated participation in net cash flows, or subordinated incentive listing fees during the three and six months ended June 30, 2007.

Form of Compensation	Amount
Selling Commission	The Company pays the Dealer Manager up to 6% of the gross offering proceeds (up to 3% for sales of shares under the dividend reinvestment plan) before reallowance of commissions earned by participating broker-dealers. The Dealer Manager reallows 100% of commissions earned to participating broker-dealers.

Assuming all shares are sold at the highest possible selling commissions (with no discounts to any categories of purchasers) and a $9.50 price for each share sold through the dividend reinvestment plan, estimated selling commissions are approximately $142.8 million if the Company sells the maximum of 280,000,000 shares.

Dealer Manager Fee	The Company pays the Dealer Manager 3.5% of gross offering proceeds. No dealer manager fee is payable on shares sold under the dividend reinvestment plan. The Dealer Manager may reallow to any participating broker-dealer up to 1% of the gross offering proceeds attributable to that participating broker-dealer as a marketing fee, provided that the Dealer Manager may increase the amount of the reallowance in special cases. The dealer manager fee is reduced for certain volume discount sales.

The estimated dealer manager fee is approximately $70.0 million if the Company sells the maximum of 280,000,000 shares.

Reimbursement of Organization and Offering Expenses	The Company reimburses the Advisor or its affiliates for organization and offering expenses (as discussed in Note 2) incurred by the Advisor or its affiliates on behalf of the Company to the extent that reimbursement would not cause selling commissions, the dealer manager fee and the other organization and offering expenses borne by the Company to exceed 15% of gross offering proceeds as of the date of reimbursement.

The Company estimates organization and offering costs of approximately $22.4 million if the Company sells the maximum of 280,000,000 shares.

Acquisition Fee	The Company pays the Advisor 0.75% of the cost of investments acquired, including acquisition expenses and any debt attributable to such investments.

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2007

(unaudited)

Form of Compensation	Amount
Asset Management Fee*

The Company pays the Advisor a monthly asset management fee equal to one-twelfth of 0.75% of the sum of the cost of all real estate investments the Company owns and of the Company’s investments in joint ventures, including acquisition fees, acquisition expenses and any debt attributable to such investments.

Although the asset management fees earned by the Advisor through June 30, 2007 have been accrued for and expensed in the appropriate period in the Company’s financial statements, the Advisor has deferred, without interest, payment of the asset management fees it has earned from July 2006 through June 2007. Per the terms of the advisory agreement, the Advisor may choose to be paid the accrued but unpaid asset management fees in such future period as the Advisor may determine.

Reimbursement of Operating Expenses*	The Company reimburses the expenses incurred by the Advisor or its affiliates in connection with their provision of services to the Company, including the Company’s allocable share of the Advisor’s overhead, such as rent, personnel costs, utilities and IT costs. However, the Company does not reimburse the Advisor or its affiliates for personnel costs in connection with services for which the Advisor or its affiliates receive acquisition fees or disposition fees.

Disposition Fee	For substantial assistance in connection with the sale of properties or other investments, the Company will pay the Advisor or its affiliate a disposition fee of 1% of the contract sales price of the properties or other investments sold. However, in no event may the real estate commissions paid to the Advisor, its affiliates and unaffiliated third parties exceed 6% of the contract sales price of the properties or other investments sold.

Stock-based Compensation Awards*	The Company may issue stock-based awards to affiliates of the Advisor. At June 30, 2007, no awards had been granted under the plan. The Company has no timetable for the grant of any awards under the Employee and Independent Director Incentive Stock Plan, and the Company’s board of directors has adopted a policy that prohibits grants of any awards of shares of common stock to any person under the Employee and Independent Director Stock Plan.

Subordinated Participation in Net Cash Flows*	After investors receive a return of their net capital contributions and an 8.0% per year cumulative, noncompounded return, the Advisor is entitled to receive 15.0% of the net cash flows produced by the Company, whether from continuing operations, net sale proceeds or otherwise.

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2007

(unaudited)

Form of Compensation	Amount
Subordinated Incentive Listing Fee	Upon listing the Company’s common stock on a national securities exchange, the Advisor or its affiliates will receive 15% of the amount by which (1) the market value of the Company’s outstanding stock plus distributions paid by the Company prior to listing exceeds (2) the sum of invested capital and the amount of cash flow necessary to generate an 8.0% per year cumulative, noncompounded return to stockholders.

*	The Advisor will reimburse the Company at the end of any fiscal quarter for total operating expenses that in the four consecutive fiscal quarters then ended exceed the greater of 2% of its average invested assets or 25% of its net income for such year, unless the conflicts committee of the Company’s board of directors has determined that such excess expenses were justified based on unusual and non-recurring factors. The Company’s conflicts committee approved total operating expenses in excess of the operating expense reimbursement obligation for the four fiscal quarters ending December 31, 2006. The Company’s total operating expenses were not in excess of the operating expense reimbursement obligation for the four fiscal quarters ending March 31, 2007 and June 30, 2007.

“Average invested assets” means the average monthly book value of the Company’s assets during the 12-month period before deducting depreciation, bad debts or other non-cash reserves. “Total operating expenses” means all expenses paid or incurred by the Company, as determined under GAAP, that are in any way related to the Company’s operation, including advisory fees, but excluding (a) the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing, and other such expenses and taxes incurred in connection with the issuance, distribution, transfer, registration and stock exchange listing of the Company’s stock; (b) interest payments; (c) taxes; (d) non-cash expenditures such as depreciation, amortization, and bad debt reserves; (e) reasonable incentive fees based on the gain in the sale of the Company’s assets; and (f) acquisition fees, acquisition expenses (including expenses relating to potential acquisitions that the Company does not close), real estate commissions on the resale of property and other expenses connected with the acquisition, disposition, management and ownership of real estate interests, mortgage loans or other property (including the costs of foreclosure, insurance premiums, legal services, maintenance, repair and improvement of property). To the extent the Advisor receives the fee described above at “Subordinated Participation in Net Cash Flows” and such fee is derived from cash flows other than net sales proceeds, that fee may be limited by the restriction on “total operating expenses.” In addition, stock-based awards treated as an expense under GAAP will count toward the restriction on “total operating expenses.”

Due to Affiliates

In order that the Company’s investors could begin earning cash distributions, the Advisor agreed to advance funds to the Company equal to the amount by which the cumulative amount of distributions declared by the Company from January 1, 2006 through the period ending June 30, 2007 exceeds the amount of the Company’s funds from operations (as defined by the National Association of Real Estate Investment Trusts) from January 1, 2006 through June 30, 2007. The Advisor agreed that the Company will only be obligated to reimburse the Advisor for these expenses if and to the extent that the Company’s cumulative funds from operations for the period commencing January 1, 2006 through the date of any such reimbursement exceed the lesser of (i) the cumulative amount of any distributions declared and payable to the Company’s stockholders as of the date of such reimbursement or (ii) an amount that is equal to a 7.0% cumulative, non-compounded, annual return on invested capital for the Company’s stockholders for the period from July 18, 2006 through the date of such reimbursement. No interest will accrue on the advance being made by the Advisor. At June 30, 2007, the Advisor had advanced $1.6 million to the Company, all of which is outstanding, for the payment of distributions and to cover its expenses, excluding depreciation and amortization, in excess of its revenues, which is included in due to affiliates on the accompanying balance sheet at June 30, 2007.

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2007

(unaudited)

The remaining $3.4 million in due to affiliates at June 30, 2007 relates to $1.7 million of accrued but unpaid asset management fees due to the Advisor, $0.6 million of sales commissions and dealer manager fees due to the Dealer Manager, and $1.1 million of offering costs paid by the Dealer Manager and reimbursable by the Company pursuant to the terms of the Company’s agreement with the Dealer Manager. Although the $1.7 million of asset management fees earned by the Advisor for the months of July 2006 through June 2007 have been accrued for and expensed in the appropriate periods in the Company’s financial statements, the Advisor has deferred, without interest, payment of these asset management fees. Per the terms of the advisory agreement, the Advisor may choose to be paid the accrued but unpaid asset management fees in such future period as the Advisor may determine.

12.	PRO FORMA FINANCIAL INFORMATION

The following table summarizes, on an unaudited pro forma basis, the combined results of operations of the Company for the three and six months ended June 30, 2007 and 2006, as if all the Company’s acquisitions that were completed during the year ending December 31, 2006 and six months ended June 30, 2007 were completed as of January 1, 2006. As of June 30, 2007, the Company owned eight office buildings, one light industrial property, two corporate research buildings, one distribution facility, three mezzanine real estate loans, a partial ownership interest in a fourth mezzanine real estate loan, and a partial ownership interest in a senior mortgage loan. This pro forma information does not purport to represent what the actual results of operations of the Company would have been had these acquisitions occurred as of January 1, 2006, nor do they purport to predict the results of operations for future periods (in thousands, except share and per share amounts).

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2007	2006	2007	2006
Revenues	$15,699	$14,806	$31,502	$29,745

Depreciation and amortization	$(4,677)	$(4,722)	$(9,370)	$(9,444)

Net Income	$4,079	$1,708	$6,681	$3,640

Income per common share, basic and diluted	$0.11	$0.05	$0.19	$0.10

Weighted-average number of common shares outstanding	35,983,799	35,983,799	35,983,799	35,983,799

13.	SEGMENT INFORMATION

The Company presently operates in two business segments in the real estate markets: real property investments and investments in real estate-related assets. As of June 30, 2007, the Company owned eight office buildings, one light industrial property, two corporate research buildings, one distribution facility, three mezzanine real estate loans, a partial ownership interest in a fourth mezzanine real estate loan, and a partial ownership interest in a senior mortgage loan. The Company does not allocate corporate-level accounts to its operating segments. Corporate-level accounts include corporate general and administrative expenses, non-operating interest income and other corporate-level expenses.

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2007

(unaudited)

The following table summarizes total revenues and net income (loss) for each reportable segment for the three and six months ended June 30, 2007 and 2006 and total assets and total liabilities for each reportable segment as of June 30, 2007 and December 31, 2006:

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Total Revenues
Real Property Investments Segment	$10,271	$—	$18,507	$—
Real Estate-Related Assets Segment	2,396	—	3,143	—
Corporate-Level Accounts	—	—	—	—

Consolidated Total Revenues	$12,667	$—	$21,650	$—

Net Income (loss)
Real Property Investments Segment	$(716)	$—	$(2,240)	$—
Real Estate-Related Assets Segment	2,403	—	3,151	—
Corporate-Level Accounts	175	(360)	(682)	(464)

Consolidated Net Income (loss)	$1,862	$(360)	$229	$(464)

	June 30, 2007	December 31, 2006
Total Assets
Real Property Investments Segment	$469,888	$220,107
Real Estate-Related Assets Segment	96,371	14,330
Corporate-Level Accounts(1)	110,084	48,778

Consolidated Total Assets	$676,343	$283,215

Total Liabilities
Real Property Investments Segment	$249,966	$186,336
Real Estate-Related Assets Segment	318	124
Corporate-Level Accounts(2)	8,612	2,730

Consolidated Total Liabilities	$258,896	$189,190

(1)

Total assets in the corporate-level accounts consisted primarily of offering proceeds being held in the form of cash and cash equivalents or marketable securities totaling approximately $109.0 million and $47.0 million as of June 30, 2007 and December 31, 2006, respectively, for future real estate investments.

(2)

Total liabilities in the corporate-level accounts as of June 30, 2007 and December 31, 2006 consisted primarily of amounts due to affiliates for commissions, dealer manager fees, and reimbursements of organization and offering costs and distributions payable.

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2007

(unaudited)

14.	COMMITMENTS AND CONTINGENCIES

Economic Dependency

The Company is dependent on the Advisor and the Dealer Manager for certain services that are essential to the Company, including the sale of the Company’s shares of common and preferred stock available for issue; the identification, evaluation, negotiation, purchase, and disposition of properties and other investments; management of the daily operations of the Company’s real estate portfolio; and other general and administrative responsibilities. In the event that these companies are unable to provide the respective services, the Company will be required to obtain such services from other sources.

Concentration of Credit Risk

The Company invests in real estate loans receivable that are in the form of mezzanine loans that are secured by a pledge of the ownership interests of an entity that indirectly owns real property. This type of investment involves a higher degree of risk relative to a long-term senior mortgage secured by the underlying real property because the investment may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, the Company may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy the loan.

Environmental

As an owner of real estate, the Company is subject to various environmental laws of federal, state and local governments. Compliance with existing environmental laws is not expected to have a material adverse effect on the Company’s financial condition and results of operations as of June 30, 2007.

Legal Matters

From time to time, the Company is party to legal proceedings that arise in the ordinary course of its business. The Company is not currently involved in any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on its results of operations or financial condition.

Magazine Article

On May 21, 2007, Real Estate Finance & Investment newsweekly published an interview between Institutional Investor, Inc. reporter William Sprouse and Peter M. Bren, who is the Company’s president, the president of the Advisor and the chairman of the board and president of KBS Realty Advisors LLC. If the Company’s involvement with the article were held by a court to be in violation of Section 5 of the Securities Act of 1933, the Company could be required to repurchase the shares sold to those purchasing shares from the Company and who received the newsweekly article before receiving a written prospectus for a period of one year following the date of any violation determined by the court to have occurred. The repurchase price would be the original purchase price, plus statutory interest from the date of purchase.

The Company intends to contest vigorously any claim that a Section 5 violation occurred; nevertheless, the Company can give no assurance that a court would agree with its determination. Because the Company does not know the amount of shares purchased from the Company, if any, from those who received the newsweekly before receiving a prospectus, the Company cannot know the amount of the Company’s potential liability should a court hold that a Section 5 violation occurred. Therefore, the Company can give no assurance that the ultimate outcome with respect to any such Section 5 claim would not materially adversely affect the Company’s operating results, financial position or liquidity.

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2007

(unaudited)

15.	SUBSEQUENT EVENTS

Status of the Offering

As of August 8, 2007, the Company had accepted aggregate gross offering proceeds of approximately $569.2 million in its Offering.

Distributions Paid

Subsequent to June 30, 2007, the Company paid distributions of approximately $2.6 million, which related to distributions payable at June 30, 2007.

Distributions Declared

On July 17, 2007, the Company’s board of directors declared a daily distribution for the period from August 1, 2007 through August 31, 2007, which distribution the Company expects to pay in September 2007. On August 7, 2007, the Company’s board of directors declared a daily distribution for the period from September 1, 2007 through September 30, 2007, which distribution the Company expects to pay in October 2007 and a daily distribution for the period from October 1, 2007 through October 31, 2007, which distribution the Company expects to pay in November 2007. Investors may choose to receive cash distributions or purchase additional shares through the Company’s dividend reinvestment plan.

The distributions are calculated based on stockholders of record each day during the period at a rate of $0.0019178 per share per day and equal a daily amount that, if paid each day for a 365-day period, would equal a 7.0% annualized rate based on a purchase price of $10.00 per share. The Advisor has agreed to advance funds to the Company equal to the amount by which the cumulative amount of distributions declared by the Company from January 1, 2006 through the period ending October 31, 2007 exceeds the amount of the Company’s funds from operations (as defined by NAREIT) from January 1, 2006 through October 31, 2007, see Note 11 “Related Party Transactions – Due to Affiliates.”

Subsequent Investments and Financing

Bridgeway Technology Center Financing

On July 20, 2007, the Company, through an indirect wholly owned subsidiary, completed the secured financing of Bridgeway Technology Center. The Company obtained six-year financing in the amount of approximately $26.8 million at a fixed interest rate of 6.07% per annum from a financial institution. The loan matures on August 1, 2013.

Sabal VI Building Financing

On July 23, 2007, the Company, through an indirect wholly owned subsidiary, completed the funding of the mezzanine financing on the Sabal VI Building. The Company obtained a one-year mezzanine loan in the amount of approximately $3.0 million that matures on May 5, 2008. The loan bears interest at a variable rate. The interest rate for the first full eight months is 30-day LIBOR plus 150 basis points and 30-day LIBOR plus 250 basis points thereafter. Monthly installments related to the loan are interest-only and the entire principal amount is due on the maturity date, assuming no prior principal prepayments.

Repurchase Agreement Financing

On July 24, 2007, the Company entered into a repurchase agreement with a financial institution. Under this agreement, the Company sold its marketable securities totaling $17.7 million to the financial institution and obtained $13.3 million of financing in return. The Company agreed to repurchase the marketable securities on January 23, 2008. The financial institution purchased the marketable securities, which were financed under the repurchase agreement at a percentage of their value on the date of origination of the repurchase agreement, which is the purchase rate. The Company will pay interest to the financial institution at one-month LIBOR plus 85 basis points. For financial reporting purposes, the Company characterizes all of the borrowing under the repurchase agreement as balance sheet financing.

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2007

(unaudited)

Bridge Loan Financing

On July 24, 2007, the Operating Partnership entered into a $76.4 million unsecured, short-term bridge loan agreement (the “Bridge Loan”) with a financial institution. The Bridge Loan has a maturity date of October 24, 2007. Pursuant to the Bridge Loan agreement, the Operating Partnership borrowed $76.4 million at a fixed rate of 125 basis points over LIBOR (or 6.57% for the first 30 days of the term). The Operating Partnership may prepay the principal of the loan (a) immediately after such 30-day period without prepayment penalty or (b) prior to the end of such 30-day period with a prepayment penalty equal to the present value (using a discount rate of LIBOR as of the prepayment date) of (i) the amount of interest that would have accrued for the remainder of the 30-day period at an interest rate equal to the fixed rate in effect, less (ii) the amount of interest that would have accrued for the remainder of the 30-day period at an interest rate equal to LIBOR as of the prepayment date. If the Operating Partnership does not prepay the principal of the loan immediately after such 30-day period or before, it may continue to borrow at the terms described above for another one- or two-month period, with the fixed rate reset to 125 basis points over LIBOR then in effect. Alternatively, the Operating Partnership may continue to borrow at a variable rate equal to the Prime Rate established from time to time by the lender; principal borrowed at such variable rate may be prepaid at any time without penalty. The Bridge Loan only requires interest-only payments during the term of the loan. The purpose of the Bridge Loan is to provide interim acquisition funding. The Bridge Loan is guaranteed by the Company.

Opus National Industrial Portfolio Acquisition

On July 25, 2007, the Company, through indirect wholly owned subsidiaries, purchased a portfolio of nine distribution and office/warehouse properties located in six states (the “Opus National Industrial Portfolio”) from unaffiliated sellers. The portfolio consists of properties totaling approximately 2.3 million rentable square feet. The purchase price of the Opus National Industrial Portfolio was $124.5 million plus closing costs. The Company funded the purchase of the Opus National Industrial Portfolio with proceeds from the Bridge Loan (described above) and with proceeds from the Company’s Offering. The Company may later place mortgage debt on the property.

2200 West Loop South Building

On July 27, 2007, the Company, through an indirect wholly owned subsidiary, entered into a purchase and sale agreement with an unaffiliated seller to acquire an 11-story office building containing 196,217 rentable square feet with a four-level parking structure located in Houston, Texas (the “2200 West Loop South Building”). Pursuant to the purchase and sale agreement, the Company would be obligated to purchase the property only after satisfactory completion of agreed upon closing conditions. The purchase price of the 2200 West Loop South Building is $35.1 million plus closing costs. There can be no assurance that the Company will complete the acquisition. In some circumstances, if the Company fails to complete the acquisition, it may forfeit $200,000 of earnest money.

200 Professional Drive Loan Origination

On July 31, 2007, the Company, through an indirect wholly owned subsidiary, originated a senior, secured bridge loan of up to $10.5 million on 200 Professional Drive, a 60,528 square foot office property in Gaithersburg, Maryland (the “200 Professional Drive Mortgage Loan”). As of July 31, 2007, $7.4 million of the loan had been funded, and the remaining $3.1 million will be funded over the term of the loan. The proceeds of the loan are expected to be used by the borrower to repay current mortgages, provide for future tenant improvements and leasing commissions and to provide funds for renovation. The 200 Professional Drive Loan is for a term of 24 months with one 12-month extension option and bears interest at a variable annual rate of 300 basis points over 30-day LIBOR, adjusted on a monthly basis.

Lawrence Village Plaza Loan Origination

On August 6, 2007, the Company, through an indirect wholly owned subsidiary, originated an approximately $8.3 million senior, secured bridge loan on Lawrence Village Plaza, a 294,675 square foot retail property in New Castle, Pennsylvania (the “Lawrence Village Plaza Mortgage Loan”). The proceeds of the loan are expected to be used by the borrower for the acquisition of such property, funding for rehabilitation, tenant improvements, lease commissions and other closing costs. The Lawrence Village Plaza Loan is for a term of 36 months and bears interest at a variable annual rate of 250 basis points over 30-day LIBOR, adjusted on a monthly basis.

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2007

(unaudited)

11 South LaSalle Loan Origination

On August 8, 2007, the Company, through an indirect wholly owned subsidiary, originated a senior mortgage loan of up to $43.3 million on 11 South LaSalle (the “11 South LaSalle Mortgage Loan”), a 329,271 square foot office building located in Chicago, Illinois. As of August 8, 2007, $21.6 million of the loan had been funded and the remaining $21.7 million will be funded over the term of the loan. The proceeds of the loan are expected to be used by the borrower for the renovation and repositioning of the 11 South LaSalle Building. The 11 South LaSalle Mortgage Loan is for a term of 36 months and bears interest at a variable annual rate of 295 basis points over 30-day LIBOR, adjusted on a monthly basis.

ADP Plaza

On July 2, 2007, the Advisor entered into a purchase and sale agreement with an unaffiliated seller to purchase two four-story office buildings containing approximately 180,772 rentable square feet with a four-story parking garage containing 117,614 square feet located in Portland, Oregon (the “ADP Plaza”) for a purchase price of $33.1 million plus closing costs. The Advisor assigned this purchase and sale agreement to an indirect, wholly owned subsidiary of the Company on August 7, 2007 for no consideration. The Company would be obligated to purchase the ADP Plaza only after satisfactory completion of agreed upon closing conditions. There can be no assurance that the Company will complete the acquisition. In some circumstances, if the Company fails to complete the acquisition, it may forfeit $350,000 of earnest money.

Plano Corporate Center I & II

On July 18, 2007, the Advisor entered into a purchase and sale agreement with an unaffiliated seller to purchase two three-story office buildings containing approximately 308,038 rentable square feet located in Plano, Texas (the “Plano Corporate Center I & II”) for a purchase price of $46.3 million plus closing costs. The Advisor assigned this purchase and sale agreement to an indirect, wholly owned subsidiary of the Company on August 10, 2007 for no consideration. The Company would be obligated to purchase the Plano Corporate Center I & II only after satisfactory completion of agreed upon closing conditions. There can be no assurance that the Company will complete the acquisition. In some circumstances, if the Company fails to complete the acquisition, it may forfeit $450,000 of earnest money.

Royal Ridge Building Financing

On August 10, 2007, the Company, through an indirect wholly owned subsidiary, completed the secured financing of the Royal Ridge Building. The Company obtained six-year financing in the amount of approximately $21.7 million at a fixed interest rate of 5.96% per annum from a financial institution. The loan matures on September 1, 2013.

National Industrial Portfolio

On August 8, 2007, the Company, through an indirect wholly owned subsidiary, entered into a joint venture with New Leaf Industrial Partners Fund, L.P. (“New Leaf”), which is not affiliated with the Company or the Advisor. The Company’s capital contribution to the joint venture was approximately $85.5 million in exchange for an 80% membership interest in the joint venture. New Leaf holds a 20% membership interest and is the managing member. The unanimous consent of both the Company and New Leaf is required with respect to material decisions affecting the joint venture, including the purchase, sale and financing of properties acquired by a subtier entity (the “Property Owner”) indirectly wholly owned by the joint venture, portfolio financing by the Property Owner and its sole member (the “Property Owner Member”), and annual budgets of properties and distributions to the members of the joint venture.

Subject to certain special distributions (“Special Distributions”), distributions are made pro rata in proportion to each member’s membership interest until each member has received a return of its capital and an 8% internal rate of return. Thereafter, distributions are made 36% to New Leaf and 64% to the Company until the Company has received an internal rate of return of 10%, at which time distributions are thereafter made 44% to New Leaf and 56% to the Company. Notwithstanding the foregoing, at such time as New Leaf is no longer the manager in the joint venture, subject to the Special Distributions, distributions are to be made pro-rata in proportion to each member’s membership interest.

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2007

(unaudited)

On August 8, 2007, the Property Owner acquired a portfolio of 25 institutional-quality industrial properties located in seven states and containing approximately 11.4 million rentable square feet (the “National Industrial Portfolio”). The purchase price of the National Industrial Portfolio was $515.9 million plus closing costs. In connection with the acquisition, the Property Owner obtained $315.0 million of secured financing (the “Mortgage Loan”) from a financial institution and the Property Owner Member obtained $116.0 million of mezzanine financing (the “Mezzanine Loan A”) from the same financial institution. In addition the Property Owner Member obtained an additional $20.0 million of mezzanine financing (the “Mezzanine Loan B” and, together with the Mezzanine Loan A, the “Mezzanine Loans”) from the same financial institution in order to fund future capital expenditures and leasing costs. As of August 8, 2007, no funds had been drawn on the Mezzanine Loan B. The Mortgage Loan is secured by a first priority lien on the National Industrial Portfolio properties. The Mezzanine Loans are secured by a pledge of 100% of the ownership interests in wholly owned subsidiaries of the joint venture that directly or indirectly own the National Industrial Portfolio properties.

The Mortgage Loan bears interest at a floating rate equal to 115 basis points (the “Spread”) over 30-day LIBOR, adjusted on a monthly basis, and matures on August 9, 2009, subject to the Property Owner’s right to extend the maturity date for up to three additional years in accordance with the terms, conditions and fees required under the Mortgage Loan documents. The Mezzanine Loans also bear interest at a floating rate equal to 115 basis points (the “Mezzanine Spread”) over 30-day LIBOR, adjusted on a monthly basis and mature on August 9, 2009, subject to the Property Owner Member’s right to extend the maturity date for up to three additional years in accordance with the terms, conditions and fees required under the Mezzanine Loan documents. In addition, the lender may increase the Spread or the Mezzanine Spread if it determines, in its sole discretion, that an increase is advisable to ensure the sale, transfer or assignment of the loans or interests in the loans, provided that the weighted average of the Spread (weighted by the principal amount being borrowed under the Mortgage Loan) and the Mezzanine Spread (weighted by the principal amount being borrowed under the Mezzanine Loan A and Mezzanine Loan B) may not exceed 125 basis points.

Interest on the Mortgage Loan and Mezzanine Loans is payable monthly, with the principal due at maturity. The Property Owner and Property Owner Member may prepay the Mortgage Loan and the Mezzanine Loans together, pro rata, with (i) a prepayment premium equal to (a) if the prepayment occurs on or prior to August 15, 2008, 0.5% of the principal amount being prepaid, (b) if the prepayment occurs after August 15, 2008 and on or prior to February 15, 2009, 0.25% of the principal amount being prepaid and (c) if the prepayment occurs after February 15, 2009, 0% of the principal amount being prepaid and (ii) a spread premium equal to the present value of the interest that would have been payable if there were no prepayment, assuming an interest rate equal to the Spread or Mezzanine Spread, as applicable, discounted at 30-day LIBOR as of the date of the prepayment; provided, however, no prepayment premium or spread premium will be due in connection with prepayments of the first $63,000,000 of the Mortgage Loan or $27,200,000 of the Mezzanine Loans, regardless of when such prepayments are made.